================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of September, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

                                    FORM 6-K

                           Commission File No. 0-30852

  MONTH FILED                     EVENT AND SUMMARY                  EXHIBIT NO.

September, 2007   Financial Results for the Registrant for the six      99.1
                  month period ending June 30, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GRUPO FINANCIERO GALICIA S.A. (Registrant)


Date: September 12, 2007              By: /s/Antonio Garces
                                          --------------------------------------
                                      Name:  Antonio Garces
                                      Title: Chief Executive Officer

                                  EXHIBIT 99.1

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS
                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                 FINANCIAL STATEMENTS AND LIMITED REVIEW REPORT
                         for the six months period ended
                 June 30, 2007, presented in comparative format

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE
                     For the six months ended June 30, 2007

Heading                                                                            Page 1

Consolidated Financial Statements                                                  Pages 2 to 45

Individual Financial Statements                                                    Pages 46 to 65

Additional information to the Notes to the Financial Statements required by
Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)                                                      Pages 66 and 67

Supplementary and Explanatory Statement by Board of Directors required by
Section 2 of the Rules on accounting documents set forth by the Regulations of
the Bolsa de Comercio de Cordoba (Cordoba Stock Exchange)                          Pages 68 and 69

Informative Review                                                                 Page 70 to 73

Report of the Supervisory Syndics' Committee

Limited Review Report

Company's Name:                          GRUPO FINANCIERO GALICIA S.A.
                                         "Corporation which has not adhered to
                                         the optional system for the mandatory
                                         acquisition of shares in a public
                                         offering"

Legal domicile:                          Tte. Gral.  Juan D. Peron No. 456 - 2nd
                                         floor  Autonomous City of Buenos Aires

Principal line of business:              Financial and Investment Activities

                             Fiscal year N(degree)9
  For the six-month period commenced January 1, 2007, and ended June 30, 2007, presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                               September 30, 1999

Date of latest amendment to Bylaws:      June 26, 2006

Registration number with the Corporation
Control Authority (I.G.J):               11,891

Sequential Number - Corporation Control
Authority (I.G.J.):                      1,671,058

Date of expiration of the Company's
Bylaws:                                  June 30, 2100

Name of the Controlling Company:         EBA HOLDING S.A.

Principal line of business:              Financial and Investment Activities

Interest held by the Controlling Company
in the Shareholders' equity as of
06.30.07:                                22.65%

Percentage of votes which the Controlling
Company is entitled to as of 06.30.07:   59.42%


       Capital status as of 06.30.07 (Note 7 to the Financial Statements)
                     (figures stated in thousands of pesos)

--------------------------------------------------------------------------------------------
                                           Shares
--------------------------------------------------------------------------------------------
     Number               Class          Voting rights per share    Subscribed     Paid in
---------------  ---------------------  -------------------------  ------------  -----------
                  Ordinary class "A",
    281,221,650   face value of 0.001               5                   281,222      281,222
                  Ordinary class "B",
    960,185,367   face value of 0.001               1                   960,185      960,185
---------------                                                    ------------  -----------
  1,241,407,017                                                       1,241,407    1,241,407
===============                                                    ============  ===========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

SUPPLEMENTARY ACCOUNTING INFORMATION

                           CONSOLIDATED BALANCE SHEET
                   As of June 30, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                                                       06.30.07          12.31.06
                                                                                    --------------    --------------
ASSETS
                                                                                    --------------    --------------
  CASH AND DUE FROM BANKS                                                                2,057,751         2,294,849
                                                                                    --------------    --------------
  - Cash                                                                                   565,142           550,851
  - Banks and correspondents                                                             1,492,609         1,743,998
                                                                                    --------------    --------------
  GOVERNMENT AND CORPORATE SECURITIES                                                    3,571,165         3,188,648
                                                                                    --------------    --------------
  - Holdings of securities in investment accounts                                        2,755,236         2,608,827
  - Holdings of trading securities                                                         171,659            28,566
  - Government unlisted securities                                                           4,868           431,753
  - Securities issued by the Argentine Central Bank                                        637,297           119,520
  - Investments in listed corporate securities                                               2,465               339
  - Allowances                                                                                (360)             (357)
                                                                                    --------------    --------------
  LOANS                                                                                  9,910,852        10,524,972
                                                                                    --------------    --------------
  - To the non-financial public sector                                                   1,251,849         2,739,282
  - To the financial sector                                                                145,246           311,623
  - To the non-financial private sector and residents abroad                             8,878,486         7,801,109
    - Overdrafts                                                                           725,536           346,135
    - Promissory notes                                                                   2,400,285         2,143,706
    - Mortgage loans                                                                       785,451           687,954
    - Pledge loans                                                                          86,150            67,145
    - Consumer loans                                                                       670,976           563,232
    - Credit card loans                                                                  2,966,236         2,458,572
    - Others                                                                             1,115,716         1,403,209
    - Accrued interest and quotation differences receivable                                153,212           154,960
    - Documented interest                                                                  (24,989)          (23,231)
    - Unallocated collections                                                                  (87)             (573)
  - Allowances                                                                            (364,729)         (327,042)
                                                                                    --------------    --------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                   3,378,462         5,441,981
                                                                                    --------------    --------------
  - Argentine Central Bank                                                                 261,796         1,878,286
  - Amounts receivable for spot and forward sales to be settled                            125,640            91,441
  - Securities receivable under spot and forward purchases to be settled                 1,102,977         1,464,917
  - Others not included in the debtor classification regulations                         1,544,385         1,761,381
  - Unlisted negotiable obligations                                                         33,147            26,721
  - Balances from forward transactions without delivery of underlying asset to be
    settled                                                                                 75,848            30,964
  - Others included in the debtor classification regulations                               249,702           207,930
  - Accrued interest receivable not included in the debtor classification
    regulations                                                                              1,834             1,463
  - Accrued interest receivable included in the debtor classification regulations            2,040               774
  - Allowances                                                                             (18,907)          (21,896)
                                                                                    --------------    --------------
  ASSETS UNDER FINANCIAL LEASES                                                            281,056           206,175
                                                                                    --------------    --------------
  - Assets under financial leases                                                          284,134           208,603
  - Allowances                                                                              (3,078)           (2,428)
                                                                                    ==============    ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system

for the mandatory acquisition of shares in a public offering"

SUPPLEMENTARY ACCOUNTING INFORMATION

                           CONSOLIDATED BALANCE SHEET
                   As of June 30, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                         06.30.07          12.31.06
                                                      --------------    --------------
EQUITY INVESTMENTS                                            42,184            35,575
                                                      --------------    --------------
- In financial institutions                                    3,078             3,057
- Others                                                      80,455            77,385
- Allowances                                                 (41,349)          (44,867)
                                                      --------------    --------------
MISCELLANEOUS RECEIVABLES                                    760,072           675,510
                                                      --------------    --------------
- Receivables for assets sold                                 15,222            15,118
- Tax on minimum presumed income - Tax credit                239,276           218,884
- Others                                                     585,608           515,805
- Accrued interest on receivables for assets sold                319                93
- Other accrued interest and adjustments receivable               95                82
- Allowances                                                 (80,448)          (74,472)
                                                      --------------    --------------
BANK PREMISES AND EQUIPMENT                                  672,847           490,290
                                                      --------------    --------------
MISCELLANEOUS ASSETS                                         138,026           271,107
                                                      --------------    --------------
INTANGIBLE ASSETS                                            439,623           502,796
                                                      --------------    --------------
- Goodwill                                                    55,590            65,165
- Organization and development expenses                      384,033           437,631
                                                      --------------    --------------
UNALLOCATED ITEMS                                             10,180             4,381
                                                      --------------    --------------
OTHER ASSETS                                                  14,058             8,311
                                                      --------------    --------------
TOTAL ASSETS                                              21,276,276        23,644,595
                                                      ==============    ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

SUPPLEMENTARY ACCOUNTING INFORMATION

CONSOLIDATED BALANCE SHEET

                   As of June 30, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                                                       06.30.07         12.31.06
                                                                                    --------------   --------------
LIABILITIES
  DEPOSITS                                                                              12,438,809       10,779,369
                                                                                    --------------   --------------
  - Non-financial public sector                                                            202,724           63,922
  - Financial sector                                                                       156,123          154,303
  - Non-financial private sector and residents abroad                                   12,079,962       10,561,144
    - Current Accounts                                                                   2,439,205        1,982,765
    - Savings Accounts                                                                   2,816,751        2,442,946
    - Time Deposits                                                                      6,433,792        5,789,299
    - Investment accounts                                                                    5,514            4,031
    - Others                                                                               232,677          211,176
    - Accrued interest and quotation differences payable                                   152,023          130,927
                                                                                    --------------   --------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                   5,731,965        9,835,373
                                                                                    --------------   --------------
  - Argentine Central Bank                                                                     593        3,025,977
  - Others                                                                                     593        3,025,977
  - Banks and international entities                                                       271,561          844,263
  - Unsubordinated negotiable obligations                                                2,868,740        2,809,416
  - Amounts payable for spot and forward purchases to be settled                           712,142        1,046,181
  - Securities to be delivered under spot and forward sales to be settled                  244,006           91,329
  - Loans from domestic financial institutions                                              90,013          281,055
  - Balances from forward transactions without delivery of underlying asset to be
    settled                                                                                 75,128           31,635
  - Others                                                                               1,362,905        1,577,126
  - Accrued interest, adjustments and quotation difference payable                         106,877          128,391
                                                                                    --------------   --------------
  MISCELLANEOUS LIABILITIES                                                                246,572          223,095
                                                                                    --------------   --------------
  - Dividends payable                                                                        4,200                -
  - Directors' and syndics' fees                                                             1,850            3,255
  - Others                                                                                 240,522          219,002
  - Adjustments and accrued interest payable                                                     -              838
                                                                                    --------------   --------------
  PROVISIONS                                                                               188,973          182,927
                                                                                    --------------   --------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                      817,655          777,617
                                                                                    --------------   --------------
  UNALLOCATED ITEMS                                                                          7,512            5,734
                                                                                    --------------   --------------
  OTHER LIABILITIES                                                                         66,597           64,827
                                                                                    --------------   --------------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                  175,260          167,185
                                                                                    --------------   --------------
TOTAL LIABILITIES                                                                       19,673,343       22,036,127
                                                                                    --------------   --------------
SHAREHOLDERS' EQUITY                                                                     1,602,933        1,608,468
                                                                                    --------------   --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              21,276,276       23,644,595
                                                                                    ==============   ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

SUPPLEMENTARY ACCOUNTING INFORMATION

                        CONSOLIDATED MEMORANDUM ACCOUNTS
                   As of June 30, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                                                       06.30.07         12.31.06
                                                                                    --------------   --------------
DEBIT                                                                                   18,330,920       17,961,491
                                                                                    ==============   ==============
  CONTINGENT                                                                             5,587,989        8,215,105
                                                                                    --------------   --------------
  - Loans obtained                                                                          57,494          107,986
  - Guarantees received                                                                  4,391,439        6,006,114
  - Others not included in the debtor classification regulations                                 -           10,500
  - Contingencies re. contra items                                                       1,139,056        2,090,505
                                                                                    --------------   --------------
  CONTROL                                                                               10,536,923        8.231.305
                                                                                    --------------   --------------
  - Uncollectible loans                                                                    571,945          582,503
  - Others                                                                               9,721,502        7,461,271
  - Control re. contra items                                                               243,476          187,531
                                                                                    --------------   --------------
  DERIVATIVES                                                                            1,414,667          800,127
                                                                                    --------------   --------------
  - "Notional" value of forward transactions without delivery of underlying asset          825,568          475,338
  - Derivatives re. contra items                                                           589,099          324,789
                                                                                    --------------   --------------
  TRUST ACCOUNTS                                                                           791,341          714,954
                                                                                    --------------   --------------
  - Trust funds                                                                            791,341          714,954
                                                                                    --------------   --------------
CREDIT                                                                                  18,330,920       17,961,491
                                                                                    ==============   ==============
  CONTINGENT                                                                             5,587,989        8,215,105
                                                                                    --------------   --------------
  - Loans granted (unused balances)                                                        697,357          624,847
  - Guarantees granted to the Argentine Central Bank                                             -          955,414
  - Other guarantees granted included in the debtor classification regulations             120,368          123,790
  - Other guarantees granted not included in the debtor classification
    regulations                                                                            104,299          180,892
  - Others included in the debtor classification regulations                               170,537          164,374
  - Others not included in the debtor classification regulations                            46,495           41,188
  - Contingencies re. contra items                                                       4,448,933        6,124,600
                                                                                    --------------   --------------
  CONTROL                                                                               10,536,923        8,231,305
                                                                                    --------------   --------------
  - Checks and drafts to be credited                                                       243,301          187,358
  - Others                                                                                 529,744          471,472
  - Control re. contra items                                                             9,763,878        7,572,475
                                                                                    --------------   --------------
  DERIVATIVES                                                                            1,414,667          800,127
                                                                                    --------------   --------------
  - "Notional" value of put options written                                                164,574          175,923
  - "Notional" value of forward transactions without delivery of underlying asset          424,525          148,866
  - Derivatives re. contra items                                                           825,568          475,338
                                                                                    --------------   --------------
  TRUST ACCOUNTS                                                                           791,341          714,954
                                                                                    --------------   --------------
  - Trust liabilities re. contra items                                                     791,341          714,954
                                                                                    ==============   ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.

            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

SUPPLEMENTARY ACCOUNTING INFORMATION

CONSOLIDATED INCOME STATEMENT

        For the period of six months commenced January 1, 2007 and ended
       June 30, 2007, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                          06.30.07         06.30.06
                                                                       --------------   --------------
FINANCIAL INCOME                                                              928,660        1,286,821
                                                                       --------------   --------------
  - Interest on cash and due from banks                                         5,706               88
  - Interest on loans to the financial sector                                   2,473            1,339
  - Interest on overdrafts                                                     44,717           28,077
  - Interest on promissory notes                                              121,169           91,038
  - Interest on mortgage loans                                                 42,751           30,725
  - Interest on pledge loans                                                    5,261            7,942
  - Interest on credit card loans                                             192,338          126,340
  - Interest on other loans                                                    82,840           42,226
  - Net income from government and corporate securities                       102,396          241,033
  - Interest on other receivables resulting from financial brokerage           17,748           89,021
  - Net income from secured loans - Decree No. 1,387/01                        50,351           96,288
  - CER adjustment                                                            135,060          459,189
  - Others                                                                    125,850           73,515
                                                                       --------------   --------------
FINANCIAL EXPENSES                                                            617,480        1,000,863
                                                                       --------------   --------------
  - Interest on current account deposits                                        8,106           11,738
  - Interest on savings account deposits                                        2,892            1,719
  - Interest on time deposits                                                 233,570          117,501
  - Interest on financing from the financial sector                             2,343            2,960
  - Interest on other liabilities resulting from financial brokerage          160,793          164,031
  - Interest on subordinated obligations                                       46,373           31,955
  - Other interest                                                             43,605          105,000
  - CER adjustment                                                             51,433          449,218
  - Others                                                                     68,365          116,741
                                                                       --------------   --------------
GROSS FINANCIAL MARGIN                                                        311,180          285,958
                                                                       ==============   ==============
PROVISIONS FOR LOAN LOSSES                                                     86,248           64,009
                                                                       --------------   --------------
INCOME FROM SERVICES                                                          533,559          386,018
                                                                       --------------   --------------
Related to lending transactions                                               153,842          110,399
Related to borrowing transactions                                             135,308          100,617
Other commissions                                                               9,362            6,122
Others                                                                        235,047          168,880
                                                                       --------------   --------------
EXPENSES FOR SERVICES                                                         113,133           80,404
                                                                       --------------   --------------
Commissions                                                                    54,259           35,426
Others                                                                         58,874           44,978
                                                                       --------------   --------------
ADMINISTRATIVE EXPENSES                                                       580,463          442,770
                                                                       --------------   --------------
Personnel expenses                                                            304,869          231,693
Directors' and syndics' fees                                                    3,260            2,200
Other fees                                                                     17,685           16,726
Advertising and publicity                                                      51,206           33,206
Taxes                                                                          28,258           22,432
Other operating expenses                                                      128,648          103,795
Others                                                                         46,537           32,718
                                                                       ==============   ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

SUPPLEMENTARY ACCOUNTING INFORMATION

CONSOLIDATED INCOME STATEMENT

        For the period of six months commenced January 1, 2007 and ended
       June 30, 2007, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                 06.30.07          06.30.06
                                                                              --------------    --------------
NET INCOME FROM FINANCIAL BROKERAGE                                                   64,895            84,793
                                                                              ==============    ==============
MINORITY INTERESTS RESULT                                                             (4,088)          (10,430)
                                                                              --------------    --------------
MISCELLANEOUS INCOME                                                                 123,009           109,064
                                                                              --------------    --------------
  - Net income from equity investments                                                   364                 -
  - Penalty interests                                                                    881               446
  - Loans recovered and allowances reversed                                           42,764            59,237
  - CER adjustment                                                                         7                97
  - Others                                                                            78,993            49,284
                                                                              --------------    --------------
MISCELLANEOUS LOSSES                                                                 145,696            87,768
                                                                              --------------    --------------
  - Net loss from equity investments                                                       -            15,842
  - Penalty interests and charges in favor of the Argentine Central Bank                   9               564
  - Loan loss provisions for miscellaneous receivables and other provisions           30,940            27,920
  - CER adjustment                                                                        15                 -
  - Amortization of differences arising form court resolutions                        73,973                 -
  - Others                                                                            40,759            43,442
                                                                              --------------    --------------
NET INCOME BEFORE INCOME TAX                                                          38,120            95,659
                                                                              --------------    --------------
INCOME TAX                                                                            43,655            55,517
                                                                              --------------    --------------
NET INCOME (LOSS) FOR THE PERIOD                                                      (5,535)           40,142
                                                                              ==============    ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

SUPPLEMENTARY ACCOUNTING INFORMATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

             For the period of six months commenced January 1, 2007
        and ended June 30, 2007, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                               06.30.07          06.30.06
                                                                            --------------    --------------
CHANGES IN CASH
  - Cash and due from banks at beginning of fiscal year                          2,294,849         1,041,158
  - (Decrease) / Increase in cash                                                 (237,098)          293,743
                                                                            --------------    --------------
  - Cash and due from banks at period-end                                        2,057,751         1,334,901
                                                                            ==============    ==============
REASONS FOR CHANGES IN CASH
  - Financial income collected                                                   1,397,986           486,307
  - Income from services collected                                                 542,837           394,218
    Less
  - Financial expenses paid                                                       (433,586)         (305,550)
  - Expenses for services paid                                                    (113,042)          (80,406)
  - Administrative expenses paid                                                  (548,733)         (398,712)
                                                                            --------------    --------------
CASH PROVIDED BY OPERATING ACTIVITIES                                              845,462            95,857
                                                                            ==============    ==============
OTHER SOURCES OF CASH
  - Increase in deposits, net                                                    1,628,631         1,217,736
  - Decrease in government and corporate securities, net                                 -         1,912,474
  - Decrease in other receivables resulting from financial brokerage, net        1,562,684            57,817
  - Other sources of cash                                                          107,643            74,326
                                                                            --------------    --------------
TOTAL SOURCES OF CASH                                                            3,298,958         3,262,353
                                                                            ==============    ==============
OTHER USES OF CASH
  - Increase in government and corporate securities, net                          (233,231)                -
  - Increase in loans, net                                                        (133,654)          (70,987)
  - Increase in other assets, net                                                 (235,139)         (120,245)
  - Decrease in other liabilities resulting from financial brokerage, net       (3,645,901)       (2,687,381)
  - Decrease in other liabilities, net                                             (44,979)         (118,511)
  - Other uses of cash                                                             (88,614)          (67,343)
                                                                            --------------    --------------
TOTAL USES OF CASH                                                              (4,381,518)       (3,064,467)
                                                                            ==============    ==============
(DECREASE) / INCREASE IN CASH                                                     (237,098)          293,743
                                                                            ==============    ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

SUPPLEMENTARY ACCOUNTING INFORMATION

                 Notes to the Consolidated Financial Statements
                For the period of six months commenced January 1,
                   2007 and ended June 30, 2007, presented in
                               comparative format.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1: PRESENTATION OF FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). As required by the above-mentioned regulations, the comparative information in the Balance Sheet corresponds to the end of the previous fiscal year, while that of the Income Statement, and Statement of Cash Flows corresponds to the same period of the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of said Bank's quarterly financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("C.P.C.E.C.A.B.A") established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2: ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. CONSOLIDATION OF FINANCIAL STATEMENTS

The financial statements of Grupo Financiero Galicia S.A. ("the Company") have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

a. Assets and liabilities were converted into pesos according to item b.1.
b. Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.

d. Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year, net of distributions of cash dividends, and the accumulated earnings at the end of the period.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2: (Continued)

The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal year. e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

b. CONSISTENCY OF ACCOUNTING PRINCIPLES
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 item c.2. to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - FOREIGN CURRENCY ASSETS AND LIABILITIES
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of June 30, 2007, December 31, 2006 and June 30, 2006, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.0908, $ 3.0695 y $ 3.0848, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - GOLD BULLION
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b. 3. - GOVERNMENT AND CORPORATE SECURITIES b.3.a. - GOVERNMENT SECURITIES
I) Holdings of securities in investment accounts:
These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 16.3 to the consolidated financial statements) recorded at their "technical value".

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been valued at market price, into which, as of December 2006, the bonds to be received were included therein, Banco de Galicia y Buenos Aires S.A's Shareholders' equity would have been reduced as of June 30, 2007 and December 31, 2006, by approximately $152,788 and $ 202,299, respectively.

II) Holdings of trading securities:
These are recorded at the closing price for each class of securities at period/fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Unlisted securities:
As of June 30, 2007 and December 31, 2006, the Banco de Galicia y Buenos Aires S.A. carries the following holdings:

a) Secured bonds in pesos (Bogar)
As of the date of these financial statements, no holdings of these bonds were recorded.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2:  (Continued)

As of December 31, 2006, the holdings allocated as collateral for the advance for the acquisition of the remaining Hedge Bond, have been valued at the value admitted for those purposes. The remaining holdings were valued at the lowest of their "present value" and "technical value", as defined in item b.4. Had these securities been valued at market price, an increase of $ 1,475 in Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity would have been recognized.

Securities sold and pending settlement were valued at their net realized value.

b) Discount bonds and GDP-linked negotiable securities.
Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, and opted to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, with a face value of US$ 280,471, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1,735/04.

As established in that Decree, acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

As of June 30, 2007 and December 31, 2006, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds' cash flows at that date.

This valuation is reduced by the amount of perceived payments and accrued interest is not recognized. As of June 30, 2007, holdings of such bonds are mainly used in repo transactions. Had these securities been marked to market, as of June 30, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 249,896 and $ 239,262 respectively.

IV) Securities issued by the Argentine Central Bank:
These are recorded at the closing listed price for each class of securities at the end of each period/fiscal year.

Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.3.b. - INVESTMENTS IN LISTED CORPORATE SECURITIES
These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, when applicable.

b.4.- SECURED LOANS
On November 6, 2001 and within the framework of Decree No. 1,387/01, Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond program, for new loans called "National Secured Loans," which are recorded under "Loans - Non-Financial Public Sector".

At the date of these financial statements, their estimated realizable value exceeds their book value by $19,300 approximately. Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

In accordance with the Argentine Central Bank's regulations, secured loans have been recorded at the lowest of their "present value" and "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of June 30, 2007, was 4.65% per annum and, as of December 31, 2006, 5% per annum. The "technical value" is the adjusted amount of each instrument under contractual conditions.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2:  (Continued)

Banco de Galicia y Buenos Aires S.A. had recognized in the income statement the effect resulting from the application of this criterion.

b.5. - ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions that may be applicable, the adjustment by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia) (C.E.R) has been accrued.

b.6. -  DEBT SECURITIES AND PARTICIPATION CERTIFICATES IN FINANCIAL TRUSTS
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts.

b.7. - UNLISTED NEGOTIABLE OBLIGATIONS
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - ASSETS UNDER FINANCIAL LEASES
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

b.9. - EQUITY INVESTMENTS
b.9.a. - IN FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED ACTIVITIES

Argentine:
Banco de Galicia y Buenos Aires S. A.'s equity investment in Banelco S. A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S. A. has an equity investment, is valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - EQUITY INVESTMENTS

Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Argentinas S.A. are fully provisioned.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2: (Continued)

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2: (Continued)

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above. was applied.

b.10. - BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less the accumulated depreciations.

Depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11.- OTHER MISCELLANEOUS ASSETS
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - INTANGIBLE ASSETS
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

Effective December 2005, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization. The maximum amount to be deferred cannot exceed 50% of the new commercial loans' growth nor 10% of the financial institutions computable regulatory capital ("RPC" as per its initials in Spanish). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

As of June 30, 2007 and December 31, 2006, the accumulated amount of deferred amortizations is $ 143,743 and $ 148,673 respectively.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2: (Continued)

b.13. - ALLOWANCE FOR LOAN LOSSES AND PROVISIONS FOR CONTINGENT COMMITMENTS These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - INCOME TAX
As of June 30, 2007, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method.

b.15. - TAX ON MINIMUM PRESUMED INCOME
Pursuant to Section 13 of Law No. 25,063, as amended by Law No. 25,360, payments on account of the Minimum Presumed Income Tax, which are not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax determined for any of the following 10 fiscal years

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Banco de Galicia y Buenos Aires S.A.'s outstanding tax credits and their probable offsetting date are detailed below:

                                         Probable offsetting
      Tax credit    Date of generation          date
     ------------   ------------------   -------------------
           11,702          2001                 2010
           45,158          2002                 2010
           43,004          2003                 2010
           42,037          2004                 2010
           46,126          2005                 2010
           22,073          2006                 2010
           19,647          2006                 2011
            5,272          2007                 2011

In addition to the statement made in the preceding paragraphs, as of June 30, 2007, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 4,299 for the Tax on Minimum Presumed Income, while as of December 31, 2006, this amount was $ 2,067.

b.16. SEVERANCE PAYMENTS
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

c. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK'S REGULATIONS AND ARGENTINE GAAP IN THE AUTONOMOUS CITY OF BUENOS AIRES

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution CD No. 93/05, which adopts Technical Pronouncements No. 6 to 22 issued by F.A.C.P.C.E. as the Argentine GAAP. Said resolutions were amended with the purpose of unifying Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The abovementioned resolution is effective for fiscal years commenced on and after January 1, 2006. On

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2: (Continued)

December 29, 2005, the C.N.V. adopted Resolution C.D. 93/05 issued by C.P.C.E.C.A.B.A with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved T.P. No. 23 of the F.A.C.P.C.E., to be mandatory effective for fiscal years beginning on and after July 1, 2006, and thus it also authorized its application in advance. Moreover, on December 14, 2006 the C.N.V. approved said resolution effective April 1, 2007, and it also allowed its application in advance.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c. 1. - VALUATION CRITERIA
c.1.a. - ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of June 30, 2007, amounting to $ 466,221.

c.1.b. - VALUATION OF ASSETS WITH THE NON-FINANCIAL PUBLIC AND PRIVATE SECTORS c.1.b.1. - DOMESTIC SECURED LOANS AND PROVINCIAL SECURED BONDS
On November 6, 2001, Banco de Galicia y Buenos Aires S.A. and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for National Secured Loans which, as of June 30, 2007 and December 31, 2006, are recorded under "Loans - Non-Financial Public Sector". Furthermore, Banco de Galicia y Buenos Aires S.A. and the "Fondo Fiduciario para el Desarrollo Provincial"
(FFDP) exchanged loans to provincial governments for BOGAR which, as of December 31, 2006, are recorded under "Unlisted Government Securities". As of June 30, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A. valued its holdings in Secured Loans at the lower of present or technical value, as established by the Argentine Central Bank. The same criterion was applied as of December 31, 2006 to its Bogar holdings, except for those then allocated as collateral for the advance for the acquisition of the remaining Hedge Bond, which were valued at the estimated value admitted for those purposes.

Pursuant to the provisions of Resolution C.D.No. 290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued as follows:

a) Domestic Secured Loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the closing date of each fiscal year.

At the date of these financial statements, their estimated realizable value exceeds their book value by $19,300 approximately.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2: (Continued)

b) Provincial Secured Bonds (Bogar): at market value. The difference between the market value and the book value as of December 31, 2006 is detailed in item b.3.a.III) a) above.

c.1.b.2. - FINANCIAL REPORTING OF EFFECTS GENERATED BY COURT DECISIONS ON
DEPOSITS

As disclosed in Note 16.1 to the consolidated financial statements, as of June 30, 2007, Banco de Galicia y Buenos Aires S.A. records an asset for $ 300,542 under "Intangible Assets - Organization and Development Expenses", on account of the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and supplementary regulations. Argentine GAAP would admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c. 1.b.3. - COMPENSATION AS PER SECTIONS 28 AND 29 OF DECREE NO. 905/02 OF THE NATIONAL EXECUTIVE BRANCH
As of June 30, 2007 and December 31, 2006, BODEN 2012 resulting from the compensation set forth by Sections 28 and 29 of Decree No. 905/02 issued by the National Executive Branch have been valued to their technical value, as stated in item b.3.a.I) above.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. As of June 30, 2007, the market value of the "BODEN 2012" is approximately 95% of its technical value.

c.1.b.4. - ALLOWANCES FOR RECEIVABLES FROM THE NON-FINANCIAL PUBLIC SECTOR Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.1.b.5. - Discount Bonds and GDP-Linked Negotiable Securities

Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III)b) states the effect resulting from the differences in the valuation criteria.

c.1.c. - CONVERSION OF FINANCIAL STATEMENTS

The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Quotation differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S. A.'s financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2: (Continued)

c.1.d. - RESTRUCTURED LOANS AND LIABILITIES
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.2. - STATEMENT OF CASH FLOWS
The Statement of Cash Flows has been prepared following the criterion established by the Argentine Central Bank, which differs from that of Technical Pronouncement No. 19 issued by F.A.C.P.C.E.

NOTE 3: BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S. A.'s controlled companies is presented in Note 9 and Schedule C to these financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies.

In July 2006, Net Investment S.A.'s Board of Directors together with B2Agro S.A.'s and Tradecom Argentina S.A.'s Board of Directors decided to merge both companies to be effective as of July 1st, 2006. On August 14, 2006 the Extraordinary Shareholders' Meetings approved the commitment previous to the merger required by Section 83 of the Law Governing Commercial Companies. Subsequently, these Meetings approved the merger of Net Investment S.A., B2Agro S.A. and Tradecom Argentina S.A. Therefore, Net Investment S.A. was the absorbing company that purchased B2Agro S.A.'s and Tradecom Argentina S.A.'s equity and these two Companies were dissolved without liquidation. On December 6, 2006, the paperwork related to the above-mentioned merger was submitted before the Corporation Control Authority (Inspeccion General de Justicia), for the liquidation of B2Agro S.A and Tradecom Argentina S.A., as well as the paperwork necessary to change Net Investment S.A.'s corporate purpose, which were recorded on February 1, 2007.

As of December 31, 2006, Net Investment S.A's financial statements have been consolidated on a line-by-line basis with B2Agro S.A.'s and Tradecom Argentina S.A.'s financial statements. As of said date, Net Investment S.A.'s interest was as follows:

   Issuing company          Capital %     Votes %
-----------------------    ----------    ---------
B2Agro S.A.                    100,00       100,00
Tradecom Argentina S.A.        100,00       100,00

Sudamericana Holding S.A's results have been adapted to cover a six-month period as of March 31, 2007, for consolidation purposes. This Company's financial statements have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

On February 8, 2006, the representatives of Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Galicia Patrimoniales Compania de Seguros S.A., subscribed the commitment previous to the merger pursuant to which Galicia Seguros S. A. merges with the assets, liabilities, and Shareholders' equity of Galicia Patrimoniales Compania de Seguros S.A. to be effective as from July 1, 2006. This merger was approved by the Regulatory Authority on July 7, 2006 and was registered with the Corporation Control Authority ("I.G.J.") on September 25, 2006. As of March 31, 2007 and September 30, 2006, Sudamericana Holding S.A. `s interest was as follows:

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2:  (Continued)

           Issuing company                      Capital %       Votes %
------------------------------------------    -------------  -------------
Galicia Retiro Cia. de Seguros S.A.                   99.99          99.99
Galicia Seguros S.A. (ex Galicia Vida Cia.
 de Seguros S.A.)                                     99.99          99.99
Sudamericana Asesores de Seguros S.A.                 99.99          99.99

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 3: (Continued)

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies detailed below:

                                                As of June 30, 2007
--------------------------------------------------------------------------------------------------------------
                                                       Shares                        Percentage held in
                                         --------------------------------   ----------------------------------
        Issuing company                      Class             Number        Total Capital     Possible votes
--------------------------------------   ---------------   --------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)              Ordinary            2,591,600            100.00             100.00
Tarjetas Regionales S.A.                 Ord. Book-entry      207,586,358            100.00             100.00
Galicia Factoring y Leasing S.A.         Ord. Book-entry        1,889,700             99.98              99.98
Galicia Valores S.A. Sociedad de Bolsa   Ord. Book-entry          999,996             99.99              99.99

                                              As of December 31, 2006
--------------------------------------------------------------------------------------------------------------
                                                       Shares                        Percentage held in
                                         --------------------------------   ----------------------------------
        Issuing company                      Class             Number        Total Capital     Possible votes
--------------------------------------   ---------------   --------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)              Ordinary            2,591.600            100.00             100.00
Tarjetas Regionales S.A.                 Ord. Book-entry      207,586,358            100.00             100.00
Galicia Factoring y Leasing S.A.         Ord. Book-entry        1,889,700             99.98              99.98
Galicia Valores S.A. Sociedad de Bolsa   Ord. Book-entry          999,996             99.99              99.99

(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                           As of June 30, 2007
--------------------------------------------------------------------------------------------------------
                                                                        Shareholder's
              Issuing company               Assets       Liabilities       equity           Net income
--------------------------------------   ------------   ------------   ----------------   --------------
Banco Galicia Uruguay S.A. (*)                656,081        518,624            137,457           29,458
Tarjetas Regionales S.A                     2,057,138      1,709,982            347,156           41,278
Galicia Factoring y Leasing S.A                 4,468            285              4,183              243
Galicia Valores S.A. Sociedad de Bolsa         30,383         16,524             13,859              251

            Financial condition as of December 31, 2006 and net income as of June 30, 2006
--------------------------------------------------------------------------------------------------------
                                                                        Shareholder's
              Issuing company               Assets       Liabilities       equity           Net income
--------------------------------------   ------------   ------------   ----------------   --------------
Banco Galicia Uruguay S.A. (*)                633,039        525,784            107,255           16,754
Tarjetas Regionales S.A                     1,828,016      1,522,138            305,878           35,407
Galicia Factoring y Leasing S.A                 4,648            707              3,941              278
Galicia Valores S.A. Sociedad de Bolsa         42,277         28,668             13,609              144

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Banco Galicia Uruguay S.A.'s financial statements include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited holds a 100% interest.

Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Galicia (Cayman) Limited holds the remaining 31.781452%.

In addition, Tarjetas Regionales S.A. 's financial statements as of June 30, 2007, which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 3: (Continued)

Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

The percentages directly held in those companies' capital stock are as follows:

- Directly:

   Issuing company        06.30.07    12.31.06
---------------------   -----------  -----------
Tarjetas Cuyanas S.A.        60.000%      60.000%
Tarjetas del Mar S.A.        99.995%      99.995%
Tarjeta Naranja S.A.         80.000%      80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which the former company holds 87.7% of the voting stock and with the financial statements of Ancud Comercial S.A. in which it holds 99.4% of the voting stock.

Tarjeta Naranja S.A. is carrying out operations in order to close an investment project in the Dominican Republic for the development of credit card business in said country, since the Company acquired 99.4% of said company's capital stock on December 19, 2006. The total amount of the investment in said company at period end was $12,323.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4: MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

The minority interest percentages as of June 30, 2007 and December 31, 2006 are the following:

                       Issuing company                             06.30.07       12.31.06
---------------------------------------------------------------  ------------   ------------
Banco de Galicia y Buenos Aires S.A.                                  6.39536%       6.39536%
Net Investment S.A.                                                   0.79942%       0.79942%
Sudamericana Holding S.A.                                             0.79936%       0.79936%
Galicia Warrants S.A.                                                 0.79942%       0.79942%
B2Agro S.A.                                                                 -        0.79942%
Tradecom Argentina S.A.                                                     -        0.79942%
Galicia Retiro Cia. de Seguros S.A. (*)                               0.79947%       0.79947%
Galicia Seguros S.A. (ex Galicia Vida Cia. de Seguros S.A.) (*)       0.79958%       0.79958%
Sudamericana Asesores de Seguros S.A. (*)                             0.80493%       0.80493%

(*) Minority interest determined based on the financial statements as of March 31, 2007 and September 30, 2006.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

                         Issuing company                           06.30.07       12.31.06
---------------------------------------------------------------  ------------   ------------
Galicia Valores S.A. Sociedad de Bolsa                                  0.010%         0.010%
Galicia Factoring y Leasing S.A.                                        0.020%         0.020%
Galicia  Administradora  de Fondos  S.A.  Sociedad  Gerente
 de Fondos  Comunes de Inversion                                        0.015%         0.015%
Tarjetas Cuyanas S.A.                                                  40.000%        40.000%
Tarjeta Naranja S.A.                                                   20.000%        20.000%
Tarjetas del Mar S.A.                                                   0.005%         0.005%
Cobranzas Regionales S.A.                                              22.460%        22.460%
Ancud Comercial S.A.                                                    0.600%         0.600%

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 3: (Continued)

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 5: RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the checking accounts opened at the Argentine Central Bank.

Minimum cash requirement at the end the period/ fiscal year was as follows (as measured in average daily balances):

                                                 06.30.07       12.31.06
                                               ------------   ------------
Minimum cash requirement in Pesos                 1,409,787      1,217,511
Minimum cash requirement in foreign currency        626,284        658,751

As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

I) As of June 30, 2007, Banco de Galicia y Buenos Aires S. A.'s ability to dispose of the following assets was restricted as mentioned below:

a. CASH AND DUE FROM BANKS, GOVERNMENT SECURITIES AND SECURED LOANS
The Bank has deposited $ 57,145 as a guarantee to third parties, $ 219,535 for margin requirements of repo transactions and $ 48,389 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex). Furthermore, secured loans for $ 387 are prevented from using as a result of a court order.

b. SPECIAL ESCROW ACCOUNTS
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of June 30, 2007 amounted to $ 151,064.

c. DEPOSITS IN FAVOR OF THE ARGENTINE CENTRAL BANK
-  Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent and book-entry mortgage securities held in custody for $ 1,215.

d. EQUITY INVESTMENTS
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
-  Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., in its capacity of shareholder of the concessionaire companies, had guaranteed the compliance with certain obligations arising from the concession contracts entered into by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation), and Aguas Cordobesas S.A.

In addition, Banco de Galicia y Buenos Aires S.A., as well as the other shareholders, had committed, under certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions. It is worth mentioning that, as of June 30, 2007; only the commitments related to Aguas Cordobesas S.A. are still in force.

Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 5: (Continued)

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the said Bank.

Aguas Provinciales de Santa Fe S.A. (in liquidation): the Shareholders' Meeting of Aguas Provinciales de Santa Fe S.A. (in liquidation), held on January 13, 2006, approved the early dissolution and liquidation of said company.

Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it was contrary to the corporate interests, and requested to call for a new Meeting to reactivate and capitalize this Company, thus allowing its continuity.

On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault. This situation resulted from the Company's dissolution decided by the majority shareholders during the abovementioned Shareholders' Meeting. Since March 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.

Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the National Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A., on the grounds of the concessionaire's fault.

As a result of this measure, Aguas Argentinas S.A. went into default and requested to file for reorganization proceedings under the provisions of Section 5 and subsequent sections of Law No. 24,522.

On March 9, 2006 Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

As from June 2006, a provision for the total interest in said Company has been recognized. For the remaining credits, the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established.

e. GUARANTEES GRANTED FOR DIRECT OBLIGATIONS
As of June 30, 2007, Banco de Galicia y Buenos Aires S.A. has recorded $ 70,259 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used BODEN 2012 for a face value of US$ 70,000, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of June 30, 2007, the balance of secured loans was $ 27,680.

As of December 31, 2006, the total amount of restricted assets for the aforementioned items was $ 3,226,783.

II) As of June 30, 2007, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad De Bolsa:

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 5: (Continued)

As of June 30, 2007 and December 31, 2006, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,360.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 5: (Continued)

b. Tarjetas Cuyanas S.A.:

As of June 30, 2007, the company's ability to dispose of time deposits for $530 and $80, and as of December 31, 2006 for $ 600 and $ 80, was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina, respectively.

c. Tarjeta Naranja S.A.

Attachments in connection with lawsuit have been levied on current account deposits for $ 328.

d. Banco Galicia Uruguay S.A.:

Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) As of June 30, 2007, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the above-mentioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:  GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations:

As of June 30, 2007 and December 31, 2006, holdings of government and corporate securities were as follows:

                                                           06.30.07          12.31.06
                                                        --------------    --------------
Government Securities
Listed
Recorded at market value
Trading securities
  - Government bonds                                           171,296            28,206
  - Others                                                         363               360
  - Less: Allowance for impairment of value                       (360)             (357)
                                                        --------------    --------------
Total trading securities                                       171,299            28,209
                                                        --------------    --------------
Recorded at cost after amortization
In investment accounts
  - Government bonds (Boden 2012)                            2,755,236         2,608,827
                                                        --------------    --------------
Total securities in investment accounts                      2,755,236         2,608,827
                                                        --------------    --------------
Securities issued by the Argentine Central Bank
  - Listed securities                                          637,297           119,520
                                                        --------------    --------------

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 5: (Continued)

                                                           06.30.07          12.31.06
                                                        --------------    --------------
Total securities issued by the Argentine Central Bank          637,297           119,520
                                                        --------------    --------------
Unlisted
  - Government bonds (Discount)                                  4,868           431,753
                                                        --------------    --------------
Total unlisted securities                                        4,868           431,753
                                                        --------------    --------------
Total government securities                                  3,568,700         3,188,309
                                                        --------------    --------------
Corporate Securities
  - Negotiable obligations (listed)                              1,465               339
  - Others                                                       1,000                 -
                                                        --------------    --------------
Total corporate securities                                       2,465               339
                                                        --------------    --------------
Total government and corporate securities                    3,571,165         3,188,648
                                                        ==============    ==============

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 7: LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

-  Overdrafts: short-term obligations issued in favor of customers.
-  Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-  Credit card loans: loans granted to credit card holders.
-  Personal loans: loans to natural persons.
-  Other: this item primarily involves short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad.

Moreover, Banco de Galicia y Buenos Aires S.A. must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees in relation to a registered senior pledge).

As of June 30, 2007 and December 31, 2006, the classification of the loan portfolio was as follows:

                                                      06.30.07      12.31.06
                                                     -----------   -----------
Non-financial public sector                            1,251,849     2,739,282
Financial sector                                         145,246       311,623
Non-financial private sector and residents abroad      8,878,486     7,801,109
  - With preferred guarantees                          1,086,784     1,076,170
  - With other collateral                              1,476,282     1,307,511
  - With no collateral                                 6,315,420     5,417,428
Subtotal                                              10,275,581    10,852,014
Allowance for loan losses                               (364,729)     (327,042)
Total                                                  9,910,852    10,524,972

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 8: EQUITY INVESTMENTS

As of June 30, 2007 and December 31, 2006, the breakdown of "Equity Investments" was a follows:

                                                            06.30.07         12.31.06
                                                         --------------    --------------
In financial institutions and supplementary
 and authorized activities
  - Banco Latinoamericano de Exportaciones S.A.                   1,532             1,522
  - Banelco S.A.                                                  6,394             7,868
  - Mercado de Valores de Buenos Aires S.A.                       8,050             8,050
  - Visa Argentina S.A.                                             951               951
  - Other                                                         2,399             2,362
                                                         --------------    --------------
Total equity investments in financial institutions,
 supplementary and authorized activities                         19,326            20,753
                                                         --------------    --------------
In non-financial institutions
  - AEC S.A.                                                     10,656             6,139
  - Aguas Argentinas S.A.                                        23,370            23,370
  - Aguas Cordobesas S.A.                                         8,911             8,911
  - Aguas Provinciales de Santa Fe S.A.                          10,771            10,771
  - Electrigal S.A.                                               5,455             5,455
  - Other                                                         5,044             5,043
                                                         --------------    --------------
Total equity investments in non-financial institutions           64,207            59,689
                                                         --------------    --------------
Allowances                                                      (41,349)          (44,867)
                                                         --------------    --------------
Total equity investments                                         42,184            35,575
                                                         ==============    ==============

NOTE 9:  INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of June 30, 2007 and December 31, 2006, respectively:

                                             06.30.07       12.31.06
                                           ------------   ------------
In banks                                         40,434         45,192
Companies issuing regional credit cards          15,156         19,973
                                           ------------   ------------
Total                                            55,590         65,165
                                           ------------   ------------

NOTE 10:  TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                                       Balance of Trust Fund
                                                 ---------------------------------
                                                                  In thousands of
Date of Contract            Trustor                    $               US$             Maturity Date
----------------  -----------------------------  -------------  ------------------   -----------------
    01.06.98      Eduardo Sumic y Ercides Ciani             13                  38       07.07.07 (1)
    02.15.05      Blaisten                                  68                   -       02.15.08 (2)
    12.29.05      Tecsan - Benito Roggio                     4                   -       04.28.11 (2)
    06.16.06      La Nacion                                175                   -       12.31.07 (2)
    11.01.06      Penaflor                                   1                   -       11.01.11 (2)
    11.09.06      Benito Roggio e hijos                     47                   -       01.09.09 (2)
    04.10.07      Sullair                                    1                   -       12.31.10 (2)

(1) This amount shall be released upon maturity or when the Bank receives instructions in accordance with contract stipulations.

(2) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contract:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 10: (Continued)

                                                       Balance of Trust Fund
                                                 ---------------------------------
                                                                  In thousands of
Date of Contract            Trustor                    $               US$             Maturity Date
----------------  -----------------------------  -------------  ------------------   -----------------
    03.10.05      Grobo I                                  738                   -       12.31.07 (4)
    07.13.05      Rumbo Norte I                          3,604                  61       07.13.11 (4)
    10.12.05      Hydro I                               25,115                   -       09.05.17 (3)
    05.02.06      Prosion I                                  3                 911       06.15.09 (4)
    05.22.06      Radio Sapienza III                         1                   -       05.12.09 (4)
    06.26.06      Saturno II                             4,975                   -       09.30.07 (4)
    08.10.06      Faid 2006/07                           8,926                 172       11.30.07 (4)
    10.05.06      Saturno III                            9,899                   -       04.15.08 (4)
    10.17.06      Tarjetas del Mar II                    6,333                   -       01.10.15 (4)
    11.24.06      Radio Sapienza IV                      5,331                   -       11.12.09 (4)
    12.05.06      Faid 2011                             37,029                   -       02.28.12 (4)
    12.06.06      Gas I                                610,006                   -       10.28.14 (4)
    01.11.07      Saturno IV                            27,273                   -       07.15.08 (4)
    03.02.07      Agro Nitralco                            848               2.776       08.29.08 (4)
    03.29.07      Saturno V                             27,820                   -       09.15.08 (4)
    05.11.07      Radio Sapienza V                      10,896                   -       08.12.10 (4)


(3) These amounts shall be released monthly until redemption of debt securities.

(4) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

NOTE 11: NEGOTIABLE OBLIGATIONS

a) As of June 30, 2007, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:
a.1) Ordinary negotiable obligations:

                    Residual face value                           Issuance authorized
Date of issuance   (in thousands of US$)       Term        Rate      by the C.N.V.
----------------   ---------------------    ----------   -------  -------------------
   11.08.93                        4,229(*)  10 years       9.00%       10.08.93

(*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.

a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the constitution of a global program for the issuance of negotiable obligations, not convertible into shares that could be denominated in pesos, dollars or other currencies, for a maximum total amount equivalent to US$ 1,000,000. At the date of these financial statements, this program has expired. However, as of June 30,2007, Banco de Galicia y Buenos Aires S.A. has the following short- and medium-term negotiable obligations outstanding issued under this program:

                    Residual face value                                      Issuance authorized
Date of issuance   (in thousands of US$)       Term             Rate           by the C.N.V.
----------------   ---------------------    ----------   ------------------  -------------------
   07.19.02                       24,212(*) 1,840 days                7,875%       04.22.98
   07.19.02                       14,387(*) 1,840 days   Libor 6 months + 4%       04.22.98

(**) Outstanding negotiable obligations issued as a result of the restructuring of New York Branch's debt, not included in Banco de Galicia y Buenos Aires S.A.'s debt restructuring.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations detailed in items a.1) and a.2) were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, consumer loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

a.3) The Ordinary Shareholders' Meeting held on September 30, 2003, approved the constitution of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares,

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 11: (Continued)

counted as from the authorization of the Program by the C.N.V, which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the C.N.V. may authorize pursuant to regulations.

On April 23, 2004, through Resolution No. 14,773 the C.N.V. authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 or its equivalent in other currencies.

The net proceeds of the negotiable obligations issued under the Program were used to refinance foreign debt, in accordance with Section 36 of the Law on Negotiable Obligations , the Argentine Central Bank regulations, and other applicable regulations.

The Ordinary and Extraordinary Shareholder's Meeting held on April 27, 2006 ratified and renewed the powers invested in the Board of Directors regarding this program.

As of June 30, 2007, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligations outstanding under this Program:

Ordinary negotiable obligations:

                   Residual face value                     Issuance authorized
Date of issuance          US$              Term     Rate       by the C.N.V.
----------------   -------------------   --------  ------  ---------------------
    05.18.04                   464,802         (1)     (*) 12.29.03 and 04.27.04
    05.18.04                   264,629         (2)     (#) 12.29.03 and 04.27.04

(1) The principal of the Negotiable Obligations Due 2014 shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 11.12% of the original principal amount is due. As of June 30,2007 and December 31, 2006, Grupo Financiero Galicia S.A. had Negotiable Obligations for a face value of US$ 102,200 and US$ 107,000, respectively.
(2) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010 .
(*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which rate shall be increased by 1% each year until an annual rate of 7% is reached as from January 1, 2008 up to but not including January 1, 2014. (#) The interest rate established for the period January 1, 2007 - June 30, 2007 is 8.86688% (6-month Libor: 5.36688% plus 3.5%).

Subordinated negotiable obligations:

                     Residual nominal                      Issuance authorized
Date of issuance        Value U$S          Term     Rate       by the C.N.V.
----------------   -------------------   --------  ------  ---------------------
   05.18.04                    253,058(*)      (1)     (2) 12.29.03 and 04.27.04

(*) This amount includes US$ 5,455, US$ 5,592, US$ 5,731, US$ 5,875, US$ 6,021
and US$ 6,172 of capitalized interest due on July 1, 2004, January 1, 2005, July 1, 2005, January 1, 2006, July 1, 2006, and January 1, 2007, respectively, on account of the payment-in-kind (by means of Negotiable Obligations Due 2019). As of June 30,2007 Grupo Financiero Galicia S.A. holds no Subordinated Obligations 2019. As of December 31, 2006, the Company held Subordinated Negotiable Obligations for a face value of US$ 4,281.93, which included capitalized interest on the new Subordinated Negotiable Obligations.
(1) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid. (2) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019.
As of June 30, 2007, Banco de Galicia y Buenos S. A.'s holdings of Negotiable Obligations due 2014 are for an amount of $ 78,187.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 11: (Continued)

a.4) The Ordinary Shareholders Meeting, held on April 28, 2005, approved the constitution of a Global Program for the issuance and re-issuance of Ordinary Negotiable Obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the C.N.V., or for any other longer term the C.N.V. may authorize pursuant to regulations.

On September 15, 2005, Banco de Galicia y Buenos Aires S.A.'s Board of Directors resolved that the U.S. dollar was the currency to determine the amount of the Program, at the Argentine Central Bank reference exchange rate as of September 14, 2005 (US$ 1 = $ 2.9193) which resulted in the Program's total rounded off amount of US$ 342,500. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations under the Program, which was approved by the C.N.V., through Resolution No.15,228 dated November 4, 2005.

The Ordinary Shareholder's Meeting held on April 26, 2007 confirmed and renewed the powers invested in the Board of Directors regarding this Program.

As of June 30, 2007, total balance of negotiable obligations, including principal and interest, amounts to $ 3,277,816, net of expenses.

As of December 31, 2006, the total for the same caption amounted to $ 3,368,044.

b) Companies controlled by Banco de Galicia y Buenos Aires S.A. - Issuance of Negotiable Obligations In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Banco Galicia Uruguay S.A.

As of June 30, 2007:

                             Residual face value
    Date of issuance        (in thousands of US$)          Term      Rate
------------------------   -----------------------      ---------   ------
        10.17.06                            44,781(*)    5 years         2%
        08.31.03                             8,924       9 years         7%
        08.31.03                               559       5 years         2%

(*) In addition, Grupo Financiero Galicia S.A. holds Negotiable Obligations issued on 10.17.06 for a FV of US$ 1,042.

As of December 31, 2006:

                             Residual face value
    Date of issuance        (in thousands of US$)          Term      Rate
------------------------   -----------------------      ---------   ------
        10.17.06                            44,799(*)    5 years         2%
        08.31.03                             8,924       9 years         7%
        08.31.03                               559       5 years         2%

(*) In addition, Grupo Financiero Galicia S.A. held Negotiable Obligations issued on 10.17.06 for a FV of US$ 1,042.

b) Tarjetas Regionales S.A.
As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following series of negotiable obligations outstanding, issued in order to finance their operations:

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 11: (Continued)

          Conditions                  Tarjeta Naranja S.A.              Tarjeta Naranja S.A.
------------------------------   ------------------------------   ------------------------------
Series No.                                   Class I                         Class II
                                                                     U.S. dollars (US$) which
Currency of issuance                        Pesos ($)              were converted into Pesos ($)
                                                                    pursuant to issuance terms
                                                                          and conditions
Placement date                              12.14.05                         06.14.06
Maturity date                               12.14.07                         12.14.08
Term                                        24 months                        30 months
Rate                                Maximum 20% - Minimum 8%        Annual nominal fixed at 17%
Face value                                            40,781                              80,150(*)
Residual value as of 06.30.07                         27,187                              60,113
Residual value as of 12.31.06                         40,781                              80,150

(*) Tarjeta Naranja S.A. issued and placed Class II Negotiable Obligations for a total amount of US$ 26,000, which, as specified by the terms and conditions of the securities, was converted into $ 80,150 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

          Conditions                  Tarjeta Naranja S.A.                Tarjeta Naranja S.A.
------------------------------   ------------------------------     ------------------------------
Series No.                                 Class III                           Class IV
                                                                       U.S. dollars (US$) which
Currency of issuance                    US Dollars (US$)             were converted into Pesos ($)
                                                                      pursuant to issuance terms
                                                                            and conditions

Placement date                              09.15.06                           11.29.06
Maturity date                               09.10.07                           11.29.11
Term                                        360 days                           60 months
Rate                               Fixed annual nominal at 7%        Fixed annual nominal at 15.5%
Face value                                            US$ 9,967(**)                        307,900(***)
Residual value as of 06.30.07                            30.828                            307,900
Residual value as of 12.31.06                         US$ 9,967                            307,900

(**) Tarjeta Naranja S.A. issued and placed Class III Negotiable Obligations for a total amount of US$ 9,967, which, as specified by the terms and conditions of the securities, was converted into $ 30,828 and shall be payable in U.S. dollars.

(***) Tarjeta Naranja S.A. issued and placed Class II Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the new securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

          Conditions                  Tarjetas Cuyanas S.A.            Tarjetas Cuyanas S.A.
------------------------------   ------------------------------   ------------------------------
Series No.                                 Class XVII                        Class XVIII
Currency of Issuance                        Pesos ($)                     US dollars (U$S)
Placement date                              12.11.06                           06.14.07
Maturity date                               07.10.07                           06.14.12
Term                                        210 days                           5 years
Rate                               Fixed at 12.46% during all       Fixed at 12.46% during all
                                             period                            period
Face value                                               34,613                          200,064
Residual value as of 06.30.07                            34,613                          200,064
Residual value as of 12.31.06                            34,613                                -

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 11: (Continued)

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 12: MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Law Governing Commercial Companies, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of June 30, 2007 and December 31, 2006, minimum capital requirements were as follows:

                                                                Computable capital as a %
     Date         Capital required     Computable capital      of the capital requirement
--------------   ------------------   --------------------   ------------------------------
06.30.07                  1,301,667              1,733,192                           133.15
12.31.06                  1,084,313              1,861,559                           171.68

Communique "A" 3911 and supplementary regulations establish that, as from January 1, 2006, total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets. Moreover, as from July 1, 2007, said exposure shall not exceed 35%.

In due time, Banco de Galicia y Buenos Aires S. A. submitted to the Argentine Central Bank a plan to adjust to these regulations since the Company falls within the general regulatory limitations. The Argentine Central Bank approved said plan as accomplished on June 27, 2007.

Furthermore, non-compliance of the regulations on immaterial credit limits have been recorded which, in turn, generated an increase in the minimum capital required to cover credit risk.

NOTE 13: CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24,485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

As of June 30, 2007, the standard contribution to the Deposits Insurance System amounted to $ 328,193, $ 9,652 of which corresponded to the period.

NOTE 14: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (less) previous fiscal year adjustments, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve exceeds 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank set rules for the conditions under which financial entities can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets of a financial institution's portfolio, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e with the calculation of minimum capital requirements and the regulatory capital. To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

In addition, in such calculation, a financial institution shall not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (governed by the "alfa 1" coefficient) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide that affects minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding the above mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the Company's shareholder's equity is below $ 300,000.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

Additionally, the Company agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

NOTE 15: NATIONAL SECURITIES COMMISSION ("C.N.V.")

Resolution No. 368/01
As of June 30, 2007, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker. Furthermore, in compliance with
Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA MIX," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of June 30, 2007, Banco de Galicia y Buenos Aires S.A. holds a total of 762,806,038 units under custody for a market value of $ 703,633, which is included in the "Depositors of Securities held in Custody" account.

As of December 31, 2006, the securities held in custody by the Bank totaled 617,876,327 units and their market value amounted to $ 480,033.

NOTE 16: ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees As a result of the provisions of Decree No. 1,570/01, Law No. 25,561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.

As of June 30, 2007, the court orders received by Banco de Galicia y Buenos Aires S.A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 11,925 and US$ 647,159. In compliance with those court orders, as of the same date, the Bank has paid the amounts of $ 1,181,649 and US$ 111,090 to reimburse deposits, in pesos and in foreign currency.

The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 695,683 and $ 688,390, as of June 30, 2007 and December 31, 2006, respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $ 300,542 and $ 367,221, respectively.

Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court decisions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 16: (Continued)

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account.

On March 20, 2007 Supreme Court of Justice ruled, in the case of "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

It is expected that said decisions by the Supreme Court of Justice would be strongly followed in similar cases to be heard by the lower courts.

Senior executives continuously monitor and analyze the implications of such ruling to similarly situated cases.

It is worth mentioning that during previous fiscal year, as well as in the current one, Banco de Galicia y Buenos Aires S.A. has noticed that the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly. This implies that the risk of worsening this problem in the future has been reduced.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. Said allowance, at the entities' discretion, may be charged to Income within the period of 24 months. The amount to establish in July would increase approximately to $ 1,800.

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002.

During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25,561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the U.S. dollars funds credited by the Bank Liquidity Fund on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $1.40, that is, the amount of $ 574,000.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 16: (Continued)

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

The Bank has a claim outstanding to the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3 - COMPENSATION TO FINANCIAL INSTITUTIONS
Decree No 214/02 provided for in Section 7 the issuance of a bond charged to the National Treasury funds in order to compensate financial institutions for the imbalance resulting from the devaluation of currency and asymmetric pesification of assets and liabilities.

In June 2002, Decree No. 905/02, in its Sections 28 and 29, established the methodology for calculating the above-mentioned compensation amount, granting a Compensatory Bond to compensate losses that resulted from the asymmetric pesification of assets and liabilities, and a Hedge Bond to compensate the currency mismatch that resulted from the mandatory pesification of part of the assets and liabilities.

After a thorough verification process performed by the Argentine Central Bank, it was established that the final compensation to be paid to Banco de Galicia y Buenos Aires S.A. amounted to US$ 2,178,030 of face value of BODEN 2012.

As of December 31, 2005, Banco de Galicia y Buenos Aires S.A. had received the total amount of the Compensatory Bond for US$ 906,277.46 of face value of Boden 2012.

In December 2006, Banco de Galicia y Buenos Aires S.A. received from the Argentine Central Bank Boden 2012 for a face value of US$ 1,154,955, at their 75% residual value and US$ 406,775 in cash in connection with past due amortization and interest coupons, as partial compensation for the negative net position in foreign currency as of December 31, 2001, pursuant to the provisions of Decree N(degree)905/02 sections 28 and 29 (90.8% of the Hedge Bond).

The execution of the advance was carried out under the conditions set forth in Resolution No. 237/06 of the Argentine Central Bank, i.e. excluding the settlement of pass due amortization and interest coupons through the application of assets granted as collateral. Therefore, the valuation of such assets and that of the securities mentioned in the following paragraph, pursuant to the "present value" criterion set forth by the Argentine Central Bank, generated a decrease in their book value of $109,086 as of December 31, 2006.

On December 13, 2006, Banco de Galicia y Buenos Aires S. A. requested the Argentine Central Bank the advance set forth in Section 29 sub-section g) of said Decree to finance the acquisition of the remaining Hedge Bond amount for US$ 116,797 of Boden 2012 and payment thereof simultaneously to its date of acquisition, through the allocation of BOGAR with a face value of $ 163,516 as collateral.

In February 2007, since this request has not been granted, Banco de Galicia y Buenos Aires S.A. requested the Argentine Central Bank the acquisition of these securities in cash as well as the simultaneous release of the assets allocated as collateral. Based on said decision, the valuation of said assets pursuant to Communique "A" 3911 and supplementary regulations for assets not allocated as collateral, generated a $ 31,960 reduction in the book value.

Through a note dated March 30, 2007, the Argentine Central Bank informed Banco de Galicia y Buenos Aires S.A. that Boden 2012 had to be acquired through a swap for Domestic Secured Loans, in accordance with the direct swap alternative set forth in the second to last paragraph of the abovementioned section of Decree No.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 16: (Continued)

905/02. Thus, on April 9, 2007 Banco de Galicia y Buenos Aires S.A. requested the acquisition of such Boden through a swap of $ 115,925 of face value of Domestic Secured Loans. The swap of public sector assets for the above-mentioned advance approximately caused a $ 33,900 increase in the acquisition cost of the remaining Hedge Bond amount.
On April 24, 2007, Banco de Galicia y Buenos Aires S. A. was credited Boden 2012 for a face value of US$ 116,797 and US$ 43,635 as amortization and past due interest corresponding to the final settlement of the Hedge Bond.

16.4. - Situation of Banco Galicia Uruguay S.A.

Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002, restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank. As of June 30, 2007, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 351,360 and Galicia Uruguay had settled the installments corresponding to the payment schedule. As of such date, Shareholders' equity amounts to $ 137,457 and it is estimated that the cash flows of this company's assets (mainly credits) shall exceed, in all of the payment periods of the restructuring agreement, the obligations resulting from such agreement.

On February 22, 2007, through Resolution D/74/2007, the Central Bank of Uruguay decided to lift the intervention of Banco Galicia Uruguay S.A., thus reinstating its authorities.

16.5 - REPURCHASE OF RESTRUCTURED FOREIGN DEBT

During February 2007, Banco de Galicia y Buenos Aires S.A. repurchased part of the debt originated in the debt restructuring completed in May 2004 that was instrumented as loans. Banco de Galicia Y Buenos Aires S.A. repurchased loans maturing in 2010 and in 2014 for an total residual amount of US$ 178,794. These transactions were carried at market value thus generating an US$ 6,942 profit with respect to the loans' book value. The repurchase was funded through the sale of Boden 2012 bonds in the market, which generated a loss of approximately US$ 8,860 due to the difference between the market price and the book value of such bonds.

NOTE 17: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

The 2% contribution on interest and fees received by banks established by
Section 17, paragraph f) of Law No. 19,322 was reduced to 1% beginning July 1, 1996 and, beginning July 1, 1997, it was finally eliminated by Decrees No. 263/96 and 915/96. In addition, Decree No. 336/98 dated March 26, 1998 of the National Executive Branch confirmed the elimination of the Bank Employees' Social Services Institute (I.S.S.B.) and the creation of a new institution called Bank Employees' Health Care System (O.S.B.A.), which was not the successor of the ISSB.

In April 1998, O.S.B.A. filed a final claim against Banco de Galicia y Buenos Aires S.A. claiming to be the successor of the I.S.S.B. In response to this, Banco de Galicia y Buenos Aires S.A. brought an amparo claim before the Federal Court of First Instance in Social Security Matters No. 5, requesting that a resolution be issued stating that this contribution had been repealed, and that O.S.B.A. was not the successor of the I.S.S.B. Also, it requested a preliminary injunction, which was granted, that prevents O.S.B.A. from bringing legal actions or making verifications on the grounds of Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The preliminary injunction was confirmed. The lower and upper courts rendered judgment stating that O.S.B.A. was not the successor of I.S.S.B. and that, therefore, it was not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 17: (Continued)

In addition, O.S.B.A. has brought a declaratory action before the federal administrative litigation jurisdiction against all institutions in the financial system, claiming annulment of the decrees that eliminated the contribution to said institution. Considering that there is a risk as to the interpretation that courts may make regarding this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to seek an agreement on those disputed or doubtful rights, without this involving any recognition of rights, but involving O.S.B.A.'s abandonment of the abovementioned legal action and of any other judicial and/or administrative action, whether filed or to be filed in the future, in connection with this issue. This agreement has been approved by the Federal Court of First Instance in Administrative Litigation No. 4 in the case identified above, what represents a limitation on the potential risk an unfavorable resolution would entail.

NOTE 18: SETTING UP OF FINANCIAL TRUSTS

a) FINANCIAL TRUSTS WITH BANCO DE GALICIA Y BUENOS AIRES S.A. AS TRUSTEE OUTSTANDING AT THE PERIOD/FISCAL YEAR END:

Conditions                                    Galtrust I                 Galtrust II                  Galtrust V
-----------------------------------   -------------------------   -------------------------   -------------------------
Creation Date                                  10.13.00                   12.17.01                    12.17.01
Maturity date                                  10.10.15                   12.10.10                    01.10.16
Trustee                                First Trust of New York     First Trust of New York     First Trust of New York
                                                N.A.                        N.A.                        N.A.
Rate(*)                                   C.E.R. +10% T.N.A.        C.E.R. + 9.75% T.N.A.       C.E.R. + 9.75% T.N.A.
Trust assets                             Loans to provincial           Mortgage loans               Mortgage loans
                                             governments
Total portfolio transferred                    US$ 490,224(***)                  US$ 61,191                  US$ 57,573
Amount of Class  "A" trust  debt
 securities                                      FV US$ 100,000               FV US$ 45,000               FV US$ 42,000
Amount of Class  "B" trust  debt
 securities                                      FV US$ 200,000                           -                           -
Participation Certificates                       FV US$ 200,000               FV US$ 16,191               FV US$ 15,573
Book value as of 06.30.07(**)                         $ 589,292                     $ 7,929                    $ 16,843
Book value as of 12.31.06(**)                         $ 571,582                     $ 7,683                    $ 16,457

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate. (***) The remaining US$ 9,776 were transferred in cash.

                                                                      Galicia Hipotecas         Creditos Inmobiliarios
Conditions                                     Galicia                   Comerciales                  Galicia I
-----------------------------------   -------------------------   -------------------------   -------------------------
Creation Date                                  04.16.02                   02.22.05                    08.17.05
Maturity date                                  05.06.32                   07.12.13                    03.15.15
Trustee                                    Bapro Mandatos y           Deustche Bank S.A.          Deustche Bank S.A.
                                            Negocios S.A.
Rate(*)                                      C.E.R. + 4%            C.E.R. + 0.05% T.N.A.       Minimum 8% T.N.A. and
                                                                                                  maximum 18% T.N.A.
Trust assets                                Secured loans            Commercial mortgage           Mortgage loans
                                                                            loans
Total portfolio transferred                           $ 108,000                    $ 29,059                    $ 91,000
Amount of class "A" trust  debt
 securities                                                   -                 FV $ 24,119                 FV $ 72,800
Amount of class "B" trust  debt
 securities                                                   -                           -                           -
Participation Certificates                         FV $ 108,000                  FV $ 4,940                 FV $ 18,200
Book value as of 06.30.07(**)                          $ 62,010                     $ 4,657                    $ 19,508
Book value as of 12.31.06(**)                          $ 58,159                     $ 6,892                    $ 18,776

(*) Only applicable to debt securities.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

(**) Includes Participation certificates and/or class "A" or "B" debt securities, as appropriate.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 18: (Continued)

Conditions                                        Galicia Personales II                           Galicia Personales III
-----------------------------------   ---------------------------------------------   ---------------------------------------------
Creation Date                                          01.25.06                                          05.16.06
Maturity date                              09.15.07 (Estimated date for class B            09.15.07 (Estimated date for class B
                                                    debt securities                                 debt securities
                                               11.15.09 (Estimated date of                     03.15.11 (Estimated date of
                                               participation certificates)                     participation certificates)
Trustee                                           Deustche Bank S.A.                              Deustche Bank S.A.
Rate(*)                                 The highest rate between: Badlar for time       The highest rate between: Badlar for time
                                        deposits of 30 to 35 days and of more than      deposits of 30 to 35 days and of more than
                                        one million pesos of private banks, and         one million pesos of private banks, and
                                        C.E.R. variation percentage expressed           C.E.R. variation percentage expressed
                                        as T.N.A. up to a maximum of 21%.               as T.N.A.
Trust assets                                          Consumer loans                                  Consumer loans
Total portfolio transferred                                                $ 97,367                                       $ 100,000
Amount of class  "A"  trust  debt
 securities                                                             FV $ 77,893                                     FV $ 85,000
Amount of class  "B"  trust  debt
 securities                                                              FV $ 9,737                                      FV $ 7,500
Participation Certificates                                               FV $ 9,737                                      FV $ 7,500
Book value as of 06.30.07(**)                                              $ 19,993                                        $ 15,177
Book value as of 12.31.06(**)                                              $ 21,155                                        $ 13,355

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.

Conditions                                        Galicia Personales IV                             Galicia Personales V
-----------------------------------   ---------------------------------------------   ---------------------------------------------
Creation Date                                           01.17.07                                         04.13.07
Maturity date                             03.15.09 (Estimated date of Class "A"           12.15.08 (Estimated date of Class "A"
                                                     debt securities)                                debt securities)
                                          07.15.09 (Estimated date for Class "B"          03.15.09 (Estimated date for Class "B"
                                                     debt securities)                                debt securities)
                                        10.15.11 (Estimated date of participation       10.15.12 (Estimated date of participation
                                                      certificates)                                   certificates)
Trustee                                            Deustche Bank S.A.                              Deustche Bank S.A.
                                        Class "A" debt securities,  Minimum 10.5%        Class  "A" debt  securities,  Minimum  9%
                                        T.N.A. Maximum 20% T.N.A.                        T.N.A. Maximum 19% T.N.A.
Rate(*)                                 Class "B" debt securities,  Minimum 11.5%        Class "B" debt securities,  Minimum 10.5%
                                        T.N.A. Maximum 21% T.N.A.                        T.N.A. Maximum 20% T.N.A.
Trust assets                                          Consumer loans                                  Consumer loans
Total portfolio transferred                                               $ 100,000                                       $ 150,000
Amount of class  "A"  trust  debt
securities                                                              FV $ 85,000                                    FV $ 127,500
Amount of class  "B"  trust  debt
 securities                                                              FV $ 8,000                                     FV $ 12,000
Participation Certificates                                               FV $ 7,000                                     FV $ 10,500
Book value as of 06.30.07(**)                                              $ 11,429                                        $ 14,979
Book value as of 12.31.06(**)                                                     -                                               -

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 18: (Continued)

Conditions                              Galicia Prendas Comerciales I                   Galicia Leasing I
-----------------------------------   ---------------------------------------------   ---------------------------------------------
Creation Date                                           07.03.06                                         09.22.06
Maturity date                                                                             11.15.07 (Estimated date for class A1
                                                                                                      debt securities)
                                         05.15.09 (Estimated date of class B debt         07.15.07 (Estimated date for class A2
                                                       securities)                                    debt securities)
                                         02.15.11 (Estimated date of Participation       11.15.09 (Estimated date of class B debt
                                                      Certificates)                                    securities)
                                                                                        05.15.11 (Estimated date of Participation
                                                                                                      Certificates)
Trustee                                            Deustche Bank S.A.                              Deustche Bank S.A.
                                         Class "A" debt securities, Minimum 10.5%        Class "A" debt securities, Minimum 10.5%
                                                T.N.A. Maximum 20% T.N.A.                       T.N.A. Maximum 20% T.N.A.
Rate(*)                                  Class "B" debt securities, Minimum 11.5%        Class "B" debt securities, Minimum 11.5%
                                                T.N.A. Maximum 21% T.N.A.                       T.N.A. Maximum 21% T.N.A.
Trust assets                                           Pledge loans                           Assets under financial leases
Total portfolio transferred                                                $ 86,623                                       $ 150,000
Amount of class  "A"  trust  debt
 securities                                                             FV $ 73,629                                    FV $ 127,500
Amount of class  "B"  trust  debt
 securities                                                              FV $ 6,930                                     FV $ 12,000
Participation Certificates                                               FV $ 6,064                                     FV $ 10,500
Book value as of 06.30.07(**)                                              $ 12,611                                        $ 22,015
Book value as of 12.31.06(**)                                              $ 12,409                                        $ 20,653

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.

Conditions                              Creditos Inmobiliarios Galicia II
-----------------------------------   ------------------------------------------
Creation Date                                          10.12.05
Maturity date                                          12.15.25
Trustee                                           Deustche Bank S.A.
Rate(*)                                Minimum 8% T.N.A. and maximum 18% T.N.A.
Trust assets                                        Mortgage loans
Total portfolio transferred                                            $ 150,000
Amount of class  "A"  trust  debt
 securities                                                         FV $ 109,000
Amount of class  "B"  trust  debt
 securities                                                                    -
Participation Certificates                                           FV $ 41,000
Book value as of 06.30.07(**)                                           $ 45,293
Book value as of 12.31.06(**)                                           $ 43,347

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 18: (Continued)

b) Financial trusts received as loan repayment:

Conditions                                             Hydro I
-----------------------------------   ------------------------------------------
Creation Date                                          12.10.05
Maturity date                                          09.05.17
Trustor                                  Consorcio de Empresas Mendocinas para
                                                   Potrerillos S.A.
Trustee                                  Banco de Galicia y Buenos Aires S.A.
                                                      (B.G.B.A.)
Rate(*) 7% T.N.A. until 09.05.06 and thereafter, variable T.N.A. equal to T.E.C. + 5%(**)
Trust assets                               Loans for power supply, loans for
                                           subsidies, royalties and interest
Securities received by B.G.B.A                Class "B" debt securities
                                                      FV $ 25,523
Book value as of 06.30.07(**)                                           $ 24,850
Book value as of 12.31.06(**)                                           $ 25,094

(*) Only applicable to debt securities.
(**) T.E.C. stands for adjusted survey rate.

c) As of June 30, 2007, Banco de Galicia y Buenos Aires S.A. records acquired financial trusts. c1) As investments for $ 539. As of the previous fiscal year's end, these amounted to $1,322. c2) In its capacity as underwriter for $ 8,495.

d) A trust called "BG Financial Trust" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A.") for a value, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal to or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

As of the end of July 2007, the collection amounts to approximately $ 89,500, figure that greatly exceeds what was projected for such date. Apart from that, from the analysis of the possibilities to recover the remaining cases, compliance with the commitments undertook in advance is foreseen.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 18: (Continued)

e) Tarjeta Naranja S.A.:

Financial Trust                 Tarjeta Naranja Trust I      Tarjeta Naranja Trust II(*)      Tarjeta Naranja Trust III
--------------------------   -----------------------------   ----------------------------   -----------------------------
Creation Date                          11.07.05                        02.16.06                       08.15.06
Maturity date                          05.20.08                        12.20.07                       09.20.08
Interest rate                 VRDF "A": Caps: minimum 9%        VRDF "A": C.E.R. Caps:         VRDF "A": Caps: minimum
                             nominal annual - maximum 18%       minimum 10.5% nominal          10.5% nominal annual -
                                    nominal annual               annual - maximum 20%        maximum 20% nominal annual

                              VRDF "B": Caps: minimum 11%           nominal annual           VRDF "B": Caps: minimum 11%
                             nominal annual - maximum 20%      VRDF "B": Caps: maximum      nominal annual - maximum 21%
                                    nominal annual                21% nominal annual               nominal annual
Placement                                         $ 94,500                       $ 80,000                       $ 139,342
Type of fiduciary debt           Trust debt securities          Trust debt securities           Trust debt securities
Trustee                          Equity Trust Company            Equity Trust Company           Equity Trust Company
                                   (Argentina) S.A.                (Argentina) S.A.               (Argentina) S.A.
Class "A"                                         $ 80,000                       $ 68,000                       $ 118,441
Class "B"                                          $ 7,000                        $ 6,000                        $ 10,451
Participation Certificates                         $ 7,500                        $ 6,000                        $ 10,451


(*) As regards Tarjeta Naranja Trust II Financial Trust, the company, as beneficiary of the class "C" participation certificates, requested Equity Trust Company (Argentina) S.A. (Trustee) that the Trust be early and finally terminated on March 31, 2007.

As of June 30, 2007, Tarjeta Naranja S.A.'s holdings of class "B" debt securities and participation certificates totaled $ 15,435 and $ 25,773, respectively. As of December 31, 2006 its holdings totaled $ 14,711 and $ 34,102, respectively.

f) Tarjetas Cuyanas S.A.:

Financial Trust                    Tarjeta Nevada II                Tarjeta Nevada III           Tarjetas Cuyanas Trust I
--------------------------   -----------------------------     ----------------------------   -----------------------------
Creation Date                           12.01.04                        05.24.05                     11.23.05
Maturity date                        07.22.07(***)                      02.25.08                     11.15.07
Interest rate                  VDF "A": C.E.R +3% Min. 8%       C.E.R + margin (5% Min. 10%        VDF "A": 10.95%
                                    Max. 15% T.N.A.                  Max. 20% T.N.A.               VDF "B": 13.50%
                              VDF "B": C.E.R + 5% Min. 10%
                                    Max. 20% T.N.A.
Trustee                          Banco Patagonia S.A.              Banco Patagonia S.A.           Equity Trust Company
                                                                                                  (Argentina) S.A.
Placement                                         $ 16,000                         $ 25,000                        $ 26,784
"A" debt securities                               $ 12,000                         $ 19,000                        $ 21,427
"B" debt securities                                $ 2,400(*)                             -                         $ 2,678(*)
Participation Certificates                         $ 1,600                          $ 6,000                         $ 2,679(**)

(*) As of June 30, 2007, class "B" debt securities have been fully settled. (**) As of June 30, 2007, securities corresponding to the participation certificate held by Tarjetas Cuyanas S.A. have been fully settled.
(***) As of June 30, 2007, Tarjetas Cuyanas S.A., as sole beneficiary of the whole participation certificate, requested the trustee the termination of the trust.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 18: (Continued)

Financial Trust                Tarjetas Cuyanas Trust II      Tarjetas Cuyanas Trust III     Tarjetas Cuyanas Trust IV
--------------------------   -----------------------------   ----------------------------   ---------------------------
Creation Date                            04.04.06                     07.14.06                     11.01.06
Maturity date                            02.15.08                     07.15.08                     11.15.08
Interest rate                          VDF "A": 12%               VDF "A": 10.87%             Badlar plus differential
                                       VDF "B": 13%               VDF "B": 12.75%                  margin 2.96%
Trustee                          Equity Trust Company            Equity Trust Company            Equity Trust Company
                                   (Argentina) S.A.                (Argentina) S.A.                 (Argentina) S.A.
Placement                                         $ 37,680                       $ 22,407                      $ 68,120
"A" debt securities                               $ 30,144                       $ 17,925                      $ 54,495
"B" debt securities                                $ 3,768                        $ 2,241                             -
Participation Certificates                         $ 3,769                        $ 2,241                      $ 13,625

As of June 30, 2007 and December 31, 2006 Tarjetas Cuyanas' holding of participation certificates totaled $ 20,965 and $ 28,570, respectively. No holding of class "B" debt securities was recorded.

g) Trusts with Tarjetas del Mar S.A. as trustor:

Financial Trust               Tarjetas del Mar - Series II
--------------------------   ------------------------------
Creation Date                           10.17.06
Maturity date                           01.10.15
Interest rate                        VDF "A": 13.00%
                                     VDF "B": 14.00%
                                     VDF "C" 14.50%
                                     VDF "D" 15.00%
Trustee                         Banco de Galicia y Buenos
                                Aires S.A.
Placement                                           $ 6,000
Amount  of  class  "A"
 trust debt securities                              $ 1,200
Amount  of  class  "B"
 trust debt securities                              $ 1,200
Amount  of  class  "C"
 trust debt securities                              $ 1,200
Amount  of  class  "D"
 trust debt securities                              $ 1,200
Participation Certificates                            1,200

As of June 30, 2007 and December 31, 2006, Tarjetas del Mar's holding of participation certificates totaled $ 1,148 and $ 1,158, respectively. No holding of debt securities was recorded.

NOTE 19: DERIVATIVES

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1,836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of June 30, 2007 and December 31, 2006, are valued at the strike price.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 19: (Continued)

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 164,574 as of June 30, 2007 and $ 175,923 as of December 31, 2006, respectively.

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electronico (MAE) and Mercado a Termino de Rosario (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them.

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of June 30, 2007, forward purchase and sale transactions totaled $ 825,568 and $ 424,525, respectively, while as of December 31, 2006 they totaled $ 475,338 and $ 148,866, respectively.

Said transactions are recorded under Memorandum accounts for the notional value traded.

Balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be. As of June 30, 2007, said balances amount to $ 75,848 and $ 75,128, respectively, while as of December 31, 2006, they amounted to $ 30,964 and $ 31,635, respectively.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 20: NET EXPOSURE TO THE PUBLIC SECTOR

As of June 30, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A.'s net exposure to the public sector, including the Argentine Central Bank and excluding the deposits made at such entity, in compliance with minimum cash requirements, is the following:

                                                         06.30.07     12.31.06
                                                        ----------   ----------
Government securities - global position                  4,693,872    4,830,723
Loans                                                    1,307,031    2,797,993
Other receivables resulting from financial brokerage       847,374    1,218,653
Total assets                                             6,848,277    8,847,369
Liabilities to the BCRA                                          -    3,025,977
Net exposure to the public sector(*)                     6,848,277    5,821,392

(*) Excludes the residual value of the amounts paid in compliance with court orders, as mentioned in Note 16.1 above.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 20: (Continued)

It is worth mentioning that on March 2, 2007, and mainly through the realization of public sector assets, Banco de Galicia y Buenos Aires S.A. settled its debt with the Argentine Central Bank totally and in advance for the financial assistance received during the economic crisis that took place at the end of 2001 and the beginning of 2002 and which was originally due on October 2011.

As of March 31, 2007 and September 30, 2006 the consolidated financial statements of Sudamericana Holding S.A. include secured loans for $ 52,317 and $ 48,633, respectively.

NOTE 21: CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period:

                                                                                       06.30.07        12.31.06
                                                                                     ------------    ------------
ASSETS
  LOANS                                                                                 9,910,852      10,524,972
  - To the non-financial public sector                                                  1,251,849       2,739,282
  - To the financial sector                                                               145,246         311,623
  - To the non-financial private sector and residents abroad                            8,878,486       7,801,109
    - Overdrafts                                                                          725,536         346,135
    - Promissory notes                                                                  2,400,285       2,143,706
    - Mortgage loans                                                                      785,451         687,954
    - Pledge loans                                                                         86,150          67,145
    - Consumer loans                                                                      670,976         563,232
    - Credit card loans                                                                 2,966,236       2,458,572
    - Other                                                                             1,115,716       1,403,209
    - Accrued interest and quotation differences receivable                               153,212         154,960
    - Documented interest                                                                 (24,989)        (23,231)
    - Unallocated collections                                                                 (87)           (573)
  - Allowances                                                                           (364,729)       (327,042)
                                                                                     ------------    ------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                  3,378,462       5,441,981
                                                                                     ------------    ------------
  - Argentine Central Bank                                                                261,796       1,878,286
  - Amounts receivable for spot and forward sales to be settled                           125,640          91,441
  - Securities receivable under spot and forward purchases to be settled                1,102,977       1,464,917
  - Others not included in the debtor classification regulations                        1,544,385       1,761,381
  - Unlisted negotiable obligations                                                        33,147          26,721
  - Balances from forward transactions without delivery of underlying asset to be
   settled                                                                                 75,848          30,964
  - Others included in the debtor classification regulations                              249,702         207,930
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                            1,834           1,463
  - Accrued interest receivable included in the debtor classification regulations           2,040             774
  - Allowances                                                                            (18,907)        (21,896)
LIABILITIES
                                                                                     ------------    ------------
  DEPOSITS                                                                             12,438,809      10,779,369
                                                                                     ------------    ------------
  - Non-financial public sector                                                           202,724          63,922
  - Financial sector                                                                      156,123         154,303
  - Non-financial private sector and residents abroad                                  12,079,962      10,561,144
    - Current Accounts                                                                  2,439,205       1,982,765
    - Savings Accounts                                                                  2,816,751       2,442,946
    - Time Deposits                                                                     6,433,792       5,789,299
    - Investment accounts                                                                   5,514           4,031
    - Other                                                                               232,677         211,176
    - Accrued interest and quotation differences payable                                  152,023         130,927

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 21: (Continued)

                                                                                       06.30.07        12.31.06
                                                                                     ------------    ------------
LIABILITIES
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                  5,731,965       9,835,373
  - Argentine Central Bank                                                                    593       3,025,977
    - Other                                                                                   593       3,025,977
  - Banks and international entities                                                      271,561         844,263
  - Unsubordinated negotiable obligations                                               2,868,740       2,809,416
  - Amounts payable for spot and forward purchases to be settled                          712,142       1,046,181
  - Securities to be delivered under spot and forward sales to be settled                 244,006          91,329
  - Loans from domestic financial institutions                                             90,013         281,055
  - Balances from forward transactions without delivery of underlying asset to be
     settled                                                                               75,128          31,635
  - Other                                                                               1,362,905       1,577,126
  - Accrued interest, adjustments and quotation difference payable                        106,877         128,391
                                                                                     ------------    ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                     817,655         777,617
                                                                                     ============    ============

NOTE 22: TAX ISSUES

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The amount claimed on a firm basis for such reason totals $ 23,792 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues. However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

NOTE 23: CAPITAL STOCK INCREASE

- Banco de Galicia y Buenos Aires S.A.

At the Ordinary and Extraordinary Shareholders' Meeting held on October 11, 2006, Banco Galicia y Buenos Aires S.A.'s shareholders resolved to increase the capital stock in an amount of up to $ 100,000,000 ordinary book-entry class "B" shares with one vote per share and a face value of $ 1 (one peso) each.

It was also decided that the subscription of the new shares could be made, at the option of the subscriber, in cash or by exchange of Negotiable Obligations due on 2010, 2014, and 2019.

It was as well decided that the subscription price of the new shares should be equal to the weighted average of the market price of Banco de Galicia y Buenos Aires S.A.'s share on the Buenos Aires Stock Exchange (B.C.B.A.) for the twenty
(20) business days prior to the date of the determination of the subscription price in which the Bank's share has been listed. The date when the subscription price was determined was July 19, 2007, and such price was $ 4.991 (in pesos) per share. The difference between the face value of the share and the subscription price was the issuance premium.

The values determined for the reception of negotiable obligations pursuant to the provisions of Resolution No. 466 of the C.N.V., expressed in Pesos, were as follows:

Negotiable Obligations due on 2010 with FV US$ 100: $193,200

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

Negotiable Obligations due on 2014 with FV US$ 100: $ 285,599
Negotiable Obligations due on 2019 with FV US$ 100: $ 368,025

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 23: (Continued)

The aforementioned values show the following: the original principal amount net of amortizations as of the end of the preemptive rights subscription, interest accrued since the last coupon and capitalized interest in case it may correspond, and the maximum valuations and the exchange rate established by such resolution.

Regarding the use of proceeds, it was established at the Shareholders<180> Meeting that negotiable obligations would be used for the partial reduction of the liabilities reflected by such instruments and that the cash received would be used to increase working capital.

The term established for the preemptive rights subscription commenced on July 23, 2007 and ended on August 1, 2007, being it possible to exercise the accretion right within the same term.

At the date of these financial statements, 93,664,806 new shares have been subscribed and paid in through exercising the preemptive rights subscription and the accretion rights. This generates an increase in Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity on account of principal and share issuance, not taking into consideration the issuance expenses for $ 467,481.

Furthermore, for the portion paid in through negotiable obligations (Negotiable obligations 2014 with FV of US$ 102,200), which were considered at a value lower than its technical value, Banco de Galicia y Buenos Aires S.A. will record income for $ 27,024.

Therefore, due to this capitalization process, the total increase in Banco de Galicia y Buenos Aires S.A.'s shareholders' equity would approximately amount to $ 494,000, what represents a 40% increase in comparison to that recorded as of June 30, 2007.

- TARJETAS DEL MAR S.A.
The Ordinary and Extraordinary Shareholders' Meeting of Tarjetas del Mar S.A. held on October 18, 2006 resolved to capitalize the irrevocable contributions made by its shareholders, in proportion to their respective holdings, thus increasing the company's capital stock by $ 72,423.

It was also decided to absorb retained losses for $ 61,046, against a reduction of the capital stock.

After the above-mentioned changes, the capital stock totals $ 11,577.

- TARJETAS CUYANAS S.A.
During the previous fiscal year, the Shareholders' Meeting of Tarjetas Cuyanas S.A. resolved to increase the company's capital stock by $ 30,333, which amount was paid in on December 18, 2006, in proportion to the shareholders' respective holdings. Due to the aforementioned, the capital stock amounts to $ 32,333.

NOTE 24: SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of June 30, 2007 and 2006, by related business segment:

Primary segment: Business.

                          Financial brokerage     Services       Total
                                   $                  $            $
                         ---------------------   ----------   ----------
Income                                 928,660      533,559    1,462,219
Expenses                               617,480      113,133      730,613
                         ---------------------   ----------   ----------
Result as of 06.30.07                  311,180      420,426      731,606
                         ---------------------   ----------   ----------
Result as of 06.30.06                  285,958      305,614      591,572
                         =====================   ==========   ==========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 24: (Continued)

Secondary segment: Geographic.

                          City of Buenos Aires     Rest of the country     Foreign      Total
                                    $                       $                 $           $
                         ----------------------   ---------------------   ---------   ---------
Financial brokerage
Income                                  591,466                 305,977      31,217    928,660
Expenses                                393,274                 203,449      20,757    617,480
Result as of 06.30.07                   198,192                 102,528      10,460    311,180
Result as of 06.30.06                   209,943                  63,365      12,650    285,958

                          City of Buenos Aires     Rest of the country     Foreign      Total
                                    $                       $                 $           $
                         ----------------------   ---------------------   ---------   ---------
Services
Income                                  339.825                 175.798      17.936    533.559
Expenses                                 72.055                  37.275       3.803    113.133
Result as of 06.30.07                   267.770                 138.523      14.133    420.426
Result as of 06.30.06                   224.374                  67.720      13.523    305.614

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                          06.30.07     12.31.06
                                                              $           $
                                                         ----------   ----------
ASSETS
  GOVERNMENT AND CORPORATE SECURITIES                     3,571,165    3,188,648
  LOANS                                                   9,910,852   10,524,972
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE    3,378,462    5,441,981
  ASSETS UNDER FINANCIAL LEASES                             281,056      206,175

                                                          06.30.07     12.31.06
                                                              $           $
                                                         ----------   ----------
LIABILITIES
  DEPOSITS                                               12.438.809   10.779.369
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE    5.731.965    9.835.373
  SUBORDINATED NEGOTIABLE OBLIGATIONS                       817.655      777.617

NOTE 25: SUBSEQUENT EVENTS

- Tarjetas Cuyanas S.A.:

On July 10, 2007 Tarjetas Cuyanas S.A. paid interest and the 100% principal amortization of the Negotiable Obligations series XVII for a principal amount of $ 34,613 and interest for $ 2,493.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                  BALANCE SHEET
                    As of June 30, 2007 and December 31, 2006
                     (figures stated in thousands of pesos)

                                                                06.30.07     12.31.06
                                                               ----------   ----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 10 and Schedule G)               177          131
Investments (Notes 8 and 10 and Schedules C, D and G)             310,715      338,413
Other receivables (Notes 3, 8 and 10 and Schedule G)                1,623       14,558
                                                               ----------   ----------
Total Current Assets                                              312,515      353,102
                                                               ----------   ----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 8, 10 and 12 and Schedule G)           47,128        1,892
Investments (Notes 8, 9 and 10 and Schedules C and G)           1,247,504    1,261,295
Fixed assets (Schedule A)                                           2,989        3,028
                                                               ----------   ----------
Total Non-Current Assets                                        1,297,621    1,266,215
                                                               ----------   ----------
Total Assets                                                    1,610,136    1,619,317
                                                               ----------   ----------
LIABILITIES
CURRENT LIABILITIES
Salaries and social security contributions (Notes 4 and 8)            389          657
Tax liabilities (Notes 5, 8 and 12)                                 5,144        8,680
Other liabilities (Notes 6, 8 and 10 and Schedule G)                1,659        1,506
                                                               ----------   ----------
Total Current Liabilities                                           7,192       10,843
                                                               ----------   ----------
NON-CURRENT LIABILITIES
Tax liabilities (Notes 5, 8 and 12)                                     5            -
Other liabilities (Notes 6 and 8)                                       6            6
                                                               ----------   ----------
Total Non-Current Liabilities                                          11            6
                                                               ----------   ----------
Total Liabilities                                                   7,203       10,849
                                                               ----------   ----------
SHAREHOLDERS' EQUITY (per related statement)                    1,602,933    1,608,468
                                                               ----------   ----------
Total liabilities and shareholders' equity                      1,610,136    1,619,317
                                                               ----------   ----------

The accompanying notes 1 to 15 and schedules A, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                INCOME STATEMENT
          For the six-month period commenced January 1, 2007 and ended
          June 30, 2007, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                           06.30.07      06.30.06
                                                          ----------    ----------
Administrative expenses (Note 10 and Schedule H)              (5,926)       (6,150)
Income on investments in related institutions - (Loss)        (2,687)       (6,024)
Financial income and by holding                                7,586        82,642
- Generated by assets                                          7,650        84,037
   Interest
     On time deposits                                            166           297
     Mutual funds                                                220            96
     On current account deposits(*)                               25             9
     On negotiable obligations(*)                                  -           812
     On promissory notes receivable(*)                           394           111
     On other receivables                                        203             -
     Other                                                         -            17
   Result on negotiable obligations                            5,312        78,201
   Foreign exchange (loss) / gain                              1,330         4,494
- Generated by liabilities                                       (64)       (1,395)
   Interest                                                      (59)         (135)
   Foreign exchange (loss) / gain                                 (5)       (1,260)
Other income and expenses - income                               558         1,503
                                                          ----------    ----------
Income / (loss) before income tax - (loss)/income               (469)       71,971
Income tax (Note 12)                                          (5,066)      (31,829)
                                                          ----------    ----------
Income(loss) for the period                                   (5,535)       40,142
                                                          ----------    ----------

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 10.

The accompanying notes 1 to 15 and schedules A, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY
          For the six-month period commenced January 1, 2007 and ended
          June 30, 2007, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                         Shareholders' contributions
                                              (Notes 7 and 14)
                           -------------------------------------------------------
                                                          Premium
                                                        for trading
                            Capital      Capital       of shares in
Item                         Stock      adjustment     own portfolio      Total
------------------------   ---------   ------------   --------------   -----------
Balances as of 12.31.05    1,241,407        278,131                -     1,519,538
Distribution of retained
earnings (1)
- Legal reserve                    -              -                -             -
- Discretionary Reserve            -              -                -             -
Income for the period              -              -                -             -
Balances as of 06.30.06    1,241,407        278,131                -     1,519,538

Balances as of 12.31.06    1,241,407        278,131              606     1,520,144
Distribution   of
 retained earnings (2)
- Discretionary Reserve            -              -                -             -
Income   (loss)   for
 the period                        -              -                -             -
                           ---------   ------------   --------------   -----------
Balances as of 06.30.07    1,241,407        278,131              606     1,520,144
                           ---------   ------------   --------------   -----------
                                       Retained earnings
                                          (Note 11)
                           ----------------------------------------

                                                                            Total
                             Legal      Discretionary     Retained      shareholders'
Item                        reserve        reserve        earnings         equity
------------------------   ---------   ---------------   ----------    ---------------
Balances as of 12.31.05            -                 -      107,238          1,626,776
Distribution of retained
earnings (1)
- Legal reserve               34,855                 -      (34,855)                 -
- Discretionary Reserve            -            72,383      (72,383)                 -
Income for the period              -                 -       40,142             40,142
                           ---------   ---------------   ----------    ---------------
Balances as of 06.30.06       34,855            72,383       40,142          1,666,918
                           ---------   ---------------   ----------    ---------------
Balances as of 12.31.06       34,855            72,383       (18,914)        1,608,468
Distribution   of
 retained earnings (2)
- Discretionary Reserve            -           (18,914)       18,914                 -
Income   (loss)   for
 the period                        -                 -        (5,535)           (5,535)
                           ---------   ---------------   ----------    ---------------
Balances as of 06.30.07       34,855            53,469        (5,535)        1,602,933
                           ---------   ---------------   ----------    ---------------

(1) Approved by the Ordinary Shareholders' Meeting held on April 27, 2006.
(2) Approved by the Ordinary Shareholders' Meeting held on April 26, 2007.

The accompanying notes 1 to 15 and schedules A, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             STATEMENT OF CASH FLOWS
          For the six-month period commenced January 1, 2007 and ended
             June 30, 2007, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                           06.30.07      06.30.06
                                                          ----------    ----------
CHANGES IN CASH
Cash at beginning of fiscal year                                 131           650
Cash at period end                                               177           114
                                                          ----------    ----------
Increase / (Decrease) net cash for the period                     46          (536)
                                                          ----------    ----------
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                         633           461
Payments to suppliers of goods and services                   (2,848)       (1,717)
Personnel salaries and social security contributions          (1,348)       (1,068)
Income tax payments and prepayments                           (6,734)      (11,439)
Payment of other taxes                                        (4,366)       (4,185)
                                                          ----------    ----------
Net cash flow used in operating activities                   (14,663)      (17,948)
                                                          ----------    ----------
Investment activities
Payments for purchases of bank premises and equipment             (5)          (35)
Collection of dividends                                          700           613
Collection of Interest                                           177           202
Collection of interest on negotiable obligations               9,022         8,799
Collections for investments liquidation                        4,815         7,840
Payments for purchases of controlled companies' shares             -            (7)
                                                          ----------    ----------
Net cash flow generated by investment activities              14,709        17,412
                                                          ----------    ----------
Increase / (Decrease) net cash for the period                     46          (536)
                                                          ----------    ----------

The accompanying notes 1 to 15 and schedules A, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                        NOTES TO THE FINANCIAL STATEMENTS
          For the six-month period commenced January 1, 2007 and ended
                 June 30, 2007, presented in comparative format.
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 1: BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No.93/05, which adopts Technical Pronouncements 6 to 22 issued by Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the senior executives of the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company's senior executives make estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements during the period mentioned in the previous paragraph was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

Certain figures in the financial statements for the year ended December 31, 2006 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 1: (Continued)

b. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (US dollars)
Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/year. Interests receivable or payable have been accrued, where applicable.

c. INVESTMENTS
c.1. CURRENT
Time and special current account deposits, as well as mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/year-end closing price.

Negotiable obligations due in 2014 issued by Banco de Galicia y Buenos Aires S.A., at period-end are valued at the price at which they will be contributed to such entity by virtue of the capital increase (see Note 23 to the consolidated financial statements), while at the end of the previous fiscal year were valued at their closing price.

Negotiable obligations due in 2019 issued by Banco de Galicia y Buenos Aires, at the end of the previous fiscal year were valued at their closing price.

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at fiscal period/year-end.

c.2. NON-CURRENT
Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at fiscal period/year-end.

The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of June 30, 2007 and December 31, 2006.

The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

This investment has been stated at equity value arising from financial statements valued in accordance with the abovementioned standards.

The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of the financial statements dated March 31, 2007 and September 30, 2006, and considering the significant changes occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP in force.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

 - Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the period/fiscal year.

 - Capital and capital contributions have been computed for the amounts actually disbursed.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 1: (Continued)

 - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

 - Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

d. FIXED ASSETS
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/year-end.

e. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 12 to the financial statements).

The Company determines the tax on minimum presumed income at the statutory rate of 1% of the computable assets at period/year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

However, if the tax on minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

THE COMPANY HAS NO RECEIVABLES STEMMING FROM TAX ON MINIMUM PRESUMED INCOME PAYMENTS.

f. SHAREHOLDERS' EQUITY:

f.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.
The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the period in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

f.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.

g. STATEMENT OF CASH FLOWS

The "Cash and due from banks" caption is considered to be cash.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 2: CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                               06.30.07     12.31.06
                                                   $           $
                                              ----------   ----------
Cash (Schedule G)                                     11           49
Due from banks - Current Accounts (Note 10)          166           82
                                              ----------   ----------
Total                                                177          131
                                              ==========   ==========

NOTE 3: OTHER RECEIVABLES

The breakdown of this caption was the following:

                                               06.30.07     12.31.06
                                                  $             $
                                              ----------   ----------
Current
Tax Credit                                           172          182
Promissory notes receivable (Note 10 and
  Schedule G)                                          -       14,365
Prepaid expenses                                       8            6
Other                                              1,443            5
                                              ----------   ----------
Total                                              1,623       14,558
                                              ==========   ==========

                                               06.30.07     12.31.06
                                                  $            $
                                              ----------   ----------
Non-Current
Tax Credit - mandatory savings                         5            5
Income tax (Note 12)                                   -           20
Promissory notes receivable (Note 10 and
  Schedule G)                                     42,012            -
Sundry Debtors (Note 10 and Schedule G)            1,886        1,867
Other                                              3,225            -
                                              ----------   ----------
Total                                             47,128        1,892
                                              ==========   ==========

NOTE 4: SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                               06.30.07     12.31.06
                                              ----------   ----------
Current
Integrated Pension and Survivors' Benefit
  System                                              52           44
Other                                                  1            -
Provision for bonuses                                 70          175
Provision for retirement insurance                   223          325
Provision for Directors' and Syndics' fees            43          113
                                              ----------   ----------
Total                                                389          657
                                              ==========   ==========

NOTE 5: TAX LIABILITIES

The breakdown of this caption was the following:

                                               06.30.07     12.31.06
                                              ----------   ----------
Current
Income tax - withholdings to be deposited             49           62
Provision for Income tax (net) (Note 12)           3,306        4,990
Provision for turnover tax (net)                      22            5
Provision for tax on personal assets               1,767        3,623
                                              ----------   ----------
Total                                              5,144        8,680
                                              ==========   ==========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 5: (Continued)

                                               06.30.07     12.31.06
                                              ----------   ----------
Non-Current
Income tax (Note 12)                                   5            -
                                              ----------   ----------
Total                                                  5            -
                                              ==========   ==========

NOTE 6: OTHER LIABILITIES

The breakdown of this caption was the following:

                                               06.30.07     12.31.06
                                              ----------   ----------
Current
Sundry creditors (Note 10 and Schedule G)            114           23
Provision for expenses (Note 10 and
  Schedule G)                                      1,542        1,480
Directors' qualification bonds                         3            3
                                              ----------   ----------
Total                                              1,659        1,506
                                              ==========   ==========

                                               06.30.07     12.31.06
                                              ----------   ----------
Non-Current
Directors' qualification bonds                         6            6
                                              ----------   ----------
Total                                                  6            6
                                              ==========   ==========

NOTE 7: CAPITAL STATUS

As of June 30, 2007, capital status was as follows:

                                                            Restated at             Approved by              Date of
Capital stock issued, subscribed, paid in                    constant      -------------   -----------    registration
and recorded                                  Face value     currency        Entity           Date        in the I.G.J.
------------------------------------------   ------------   ------------   -------------   -----------   --------------
Balance as of 12.31.03                          1,092,407      2,407,080   Shareholders'     05.16.00       08.09.00
                                                                             Meeting         07.24.00
                                                                             Board of         and
                                                                            Directors        07.26.00
Capital increase                                  149,000        149,000   Shareholders'     01.02.04
                                                                             Meeting         04.23.04       06.08.04
                                                                            Board of           and
                                                                            Directors        05.13.04
Balance as of 12.31.04                          1,241,407      2,556,080       -               -               -
Absorption of retained earnings                         -     (1,036,542)  Shareholders'     04.28.05
                                                                             Meeting
Balance as of 12.31.05                          1,241,407      1,519,538       -               -               -
Shares in own portfolio (Note 14)                  (1,614)        (1,976)      -               -               -
Sale of  shares in own portfolio (Note 14)          1,614          2,582       -               -               -
Balances as of 12.31.06                         1,241,407      1,520,144       -               -               -
Balances as of 06.30.07                         1,241,407      1,520,144       -               -               -

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 8: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of June 30, 2007, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

As of June 30, 2007, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                                 Salaries and
                                                                social security
                        Investments      Other receivables       contributions      Tax Liabilities     Other liabilities
                       --------------   -------------------   -------------------   ----------------   --------------------
1st. Quarter                  310,026                   131                    53                 71                  1,178
2nd. Quarter                      689                   155                     -                  -                      -
3rd. Quarter                        -                     2                   336                  -                      3
4th. Quarter                        -                 1,335                     -              5,073                    478
After one year                  2,544                45,237                     -                  5                      6
                       --------------   -------------------   -------------------   ----------------   --------------------
Subtotal falling due          313,259                46,860                   389              5,149                  1,665
No set due date             1,244,960                 1,891                     -                  -                      -
Past due                            -                     -                     -                  -                      -
Total                       1,558,219                48,751                   389              5,149                  1,665
                       ==============   ===================   ===================   ================   ====================
Non-interest bearing        1,244,960                 2,236                   389              5,149                  1,665
At fixed rate                 313,259                46,515                     -                  -                      -
                       --------------   -------------------   -------------------   ----------------   --------------------
Total                       1,558,219                48,751                   389              5,149                  1,665
                       ==============   ===================   ===================   ================   ====================

NOTE 9: EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                                 As of June 30, 2007
----------------------------------------------------------------------------------------------------------------
         Issuing company                              Shares                          Percentage held in
------------------------------------   ----------------------------------   ------------------------------------
                                            Class              Number         Total Capital      Possible votes
                                       ------------------   -------------   -----------------   ----------------
Banco de Galicia y Buenos Aires S.A.   Class "A"
                                       ordinary shares                101
                                       Class "B"
                                       ordinary shares        438,689,121
                                                            -------------   -----------------   ----------------
                                       Total                  438,689,222           93.604638          93.604643
                                                            -------------   -----------------   ----------------
Net Investment S.A.                    Ordinary shares             10,500           87.500000          87.500000
                                                            -------------   -----------------   ----------------
Sudamericana Holding S.A.              Class "A"
                                       ordinary shares             31,302
                                       Class "B"
                                       ordinary shares             41,735
                                                            -------------   -----------------   ----------------
                                       Total                       73,037           87.500899          87.500899
                                                            -------------   -----------------   ----------------
Galicia Warrants S.A.                  Ordinary shares            175,000           87.500000          87.500000
Galval Agente de Valores S.A.          Ordinary shares         16,874,250          100.000000         100.000000
                                                            =============   =================   ================

                                               As of December 31, 2006
----------------------------------------------------------------------------------------------------------------
         Issuing company                              Shares                          Percentage held in
------------------------------------   ----------------------------------   ------------------------------------
                                            Class              Number         Total Capital      Possible votes
                                       ------------------   -------------   -----------------   ----------------
Banco de Galicia y Buenos Aires S.A.   Class "A"
                                       ordinary shares                101
                                       Class "B"
                                       ordinary shares        438,689,121
                                                            -------------   -----------------   ----------------
                                       Total                  438,689,222           93.604638          93.604643
                                                            -------------   -----------------   ----------------
Net Investment S.A.                    Ordinary shares             10,500           87.500000          87.500000
Sudamericana Holding S.A.              Class "A"
                                       ordinary shares             31,302
                                       Class "B"
                                       ordinary shares             41,735
                                                            -------------   -----------------   ----------------
                                       Total                       73,037           87.500899          87.500899
Galicia Warrants S.A.                  Ordinary shares            175,000           87.500000          87.500000

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

                                               As of December 31, 2006
----------------------------------------------------------------------------------------------------------------
         Issuing company                              Shares                          Percentage held in
------------------------------------   ----------------------------------   ------------------------------------
                                            Class              Number         Total Capital      Possible votes
                                       ------------------   -------------   -----------------   ----------------
Galval Agente de Valores S.A.          Ordinary shares         16,874,250          100.000000         100.000000

NOTE 9: (Continued)

The financial condition and results of controlled companies were the following:

                                               As of June 30, 2007 (*)
-------------------------------------------------------------------------------------------------------
                                                                        Shareholders'
         Issuing company                   Assets       Liabilities       equity           Net income
-----------------------------------    -------------   --------------   --------------   --------------
Banco de Galicia y Buenos Aires S.A.      21,089,076       19,854,583        1,234,493          (28,523)
Net Investment S.A.                            1,453              238            1,215              (34)
Galicia Warrants S.A.                          7,115            2,403            4,712              503
Galval Agente de Valores S.A.                  2,783              119            2,664              (57)
Sudamericana Holding S.A. (**)               136,058           79,671           56,387            6,511

(*) See Note 1.c.2.
(**) Financial condition and results as of  03.31.07

                 Financial condition as of December 31, 2006 and net income as of June 30, 2006 (*)
-------------------------------------------------------------------------------------------------------
                                                                        Shareholders'
         Issuing company                   Assets       Liabilities       equity          Net income
-----------------------------------    -------------   --------------   --------------   --------------
Banco de Galicia y Buenos Aires S.A.      23,475,297       22,212,281        1,263,016          (26,076)
Net Investment S.A.                            1,637              386            1,251             (660)
Galicia Warrants S.A.                          7,600            2,591            5,009              384
Galval Agente de Valores S.A.                  2,763               43            2,720              853
Sudamericana Holding S.A. (**)               121,908           73,847           48,061            5,685

(*) See Note 1.c.2.
(**) Financial condition as of 09.30.06 and results as of 03.31.06.

NOTE 10: SECTION 33 OF LAW 19,550 ON GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

                                        06.30.07         12.31.06
                                    --------------   --------------
Assets
Cash and due from banks - current
  accounts (Note 2)                            158               82
Investments - special current
  accounts (Schedule D)                          -                3
Investments - negotiable obligations
  (Schedules C and G)                      299,665          322,166
Other receivables - promissory notes
  receivable (Note 3 and Schedule G)        42,012           14,365
                                    --------------   --------------
Total                                      341,835          336,616
                                    ==============   ==============

                                       06.30.07         12.31.06
                                    --------------   --------------
Liabilities
Other liabilities - provision for
  expenses (Note 6)                            342              219
Other liabilities - sundry
  creditors (Note 6)                             -                1
                                    --------------   --------------
Total                                          342              220
                                    ==============   ==============

                                      06.30.07          06.30.06
                                    --------------   --------------
Income
Financial income - Interest on
  negotiable obligations                    10,882           12,694
Financial income - documented
  interest receivable                        2,422              143
Other income and expenses - bank
  premises and equipment under lease            89               89
                                    --------------   --------------
Total                                       13,393           12,926
                                    ==============   ==============

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 10: (Continued)

                                       06.30.07         06.30.06
                                    --------------   --------------
Expenses
Administrative expenses
  (Schedule H)
  Trademark leasing                            489              448
  Bank expenses                                  4                4
  General expenses                             117               13
                                    --------------   --------------
Total                                          610              465
                                    ==============   ==============

BANCO GALICIA URUGUAY S.A.

                                       06.30.07         12.31.06
                                    --------------   --------------
Assets
Investments - negotiable
  obligations (Schedules C and G)            3,233            3,169
Other receivables - sundry
  debtors (Note 3 and Schedule G)            1,885            1,866
                                    --------------   --------------
Total                                        5,118            5,035
                                    ==============   ==============

                                       06.30.07         06.30.06
                                    --------------   --------------
Income
Financial income - interest on
  time deposits                                  -               38
Financial income - Interest on
  negotiable obligations                        32                -
                                    --------------   --------------
Total                                           32               38
                                    ==============   ==============

GALVAL AGENTE DE VALORES S.A.

                                      06.30.07         12.31.06
                                    --------------   --------------
Liabilities
Other liabilities - provision for
  expenses (Note 6 and Schedule G)              31              128
                                    --------------   --------------
Total                                           31              128
                                    ==============   ==============

                                      06.30.07         06.30.06
                                    --------------   --------------
Expenses
Administrative expenses
  (Schedule H)
General expenses                                82              120
                                    --------------   --------------
Total                                           82              120
                                    ==============   ==============

NOTE 11: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to restore the amount of $ 29,493 to the Legal Reserve, which had been used to absorb the negative retained earnings of the fiscal year ended December 31, 2004. Also, said Meeting resolved to allocate the amount of $ 5,362 to the Legal Reserve to comply with applicable regulations as set forth in the previous paragraph.

On April 26, 2007, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to absorb the negative retained earnings of fiscal year ended on December 31, 2006 for US$ 18,914 through the partial reversal of the discretionary reserve.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 12: INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets                     Investments         Other         Total
                          --------------    ----------    ----------
Balances as of 12.31.05           27,166           149        27,315
Charge to income                 (27,166)         (124)      (27,290)
                          --------------    ----------    ----------
Balances as of 12.31.06                -            25            25
Charge to income                       -           (25)          (25)
                          --------------    ----------    ----------
Balances as of 06.30.07                -             -             -
                          ==============    ==========    ==========

Liabilities                          Fixed assets        Total
                                    --------------   --------------
Balances as of 12.31.05                          5                5
Charge to income                                 -                -
                                    --------------   --------------
Balances as of 12.31.06                          5                5
Charge to income                                 -                -
                                    --------------   --------------
Balances as of 06.30.07                          5                5
                                    ==============   ==============

As the above-mentioned information shows, as of June 30, 2007 the Company's deferred tax liabilities amounted to $ 5. As of December 31, 2006 its deferred tax liabilities amounted to $ 20.

Accumulated tax losses pending being used at period-end amount approximately to $ 37,837 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source tax loss          Issuance year      Amount      Year due
-------------------------------   ---------------   ----------   ----------
Specific from derived financial
  instruments                          2003                 43      2008

Foreign source tax loss            Issuance year      Amount      Year due
-------------------------------   ---------------   ----------   ----------
Rest                                   2002             37,794      2007

The Company has not recorded said losses for the calculation of the deferred tax, since its recovery is not likely at the issuance date of these financial statements.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the Fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 335 and $ 338, as of June 30, 2007 and December 31, 2006, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 45 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 8.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 12: (Continued)

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                       06.30.07       06.30.06
                                                      ----------     ----------
Income / (loss) before income tax                           (469)        71,971
Income tax rate in force                                      35%            35%
                                                      ----------     ----------
Result for the period at the tax rate                       (164)        25,189
Permanent differences at the tax rate:
  Increase in income tax
   - Expenses not included in tax return                     828            818
   - Income on investments in related institutions         4,589          6,150
   - Other causes                                             14            433
  Decrease in income tax
   - Expenses included in tax return                         (20)           (20)
   - Other causes                                           (181)          (741)
                                                      ----------     ----------
Total income tax charge recorded - (loss)                  5,066         31,829
                                                      ==========     ==========

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:


                                                       06.30.07       06.30.06
                                                      ----------     ----------
Total income tax charge recorded                           5,066         31,829
Temporary differences
  Increases in assets due to deferred tax
   - Investments                                               -        (27,166)
   - Other                                                     -            (29)
  Decrease in assets due to deferred tax
   - Other                                                  (25)              -
                                                      ----------     ----------
Total tax determined for tax purposes                      5,041          4,634
                                                      ==========     ==========

Breakdown of net income tax provision:

                                                       06.30.07       12.31.06
                                                      ----------     ----------
Total tax determined for tax purposes                      5,041         18,355
Tax Credit                                                (1,735)       (13,365)
                                                      ----------     ----------
Income tax provision (net) (Note 5)                        3,306          4,990
                                                      ==========     ==========

NOTE 13: EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of June 30, 2007 and 2006:

                                                       06.30.07       06.30.06
                                                      ----------     ----------
(Loss) / Income for the period                            (5,535)        40,142
Outstanding ordinary shares weighted average           1,241,407      1,241,372
Diluted ordinary shares weighted average               1,241,407      1,241,372
Earning per ordinary share
 - Basic                                                 (0.0045)        0.0323
 - Diluted                                               (0.0045)        0.0323

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
             (figures stated in thousands of pesos and U.S. dollars)

NOTE 14: SHARES IN OWN PORTFOLIO

In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A., as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

Given the fact that upon maturity of the Galicia 2005 Trust, which occurred on May 31, 2006, there were no appointed beneficiaries, it was decided to terminate the trust and to revert all trust assets to the trustee, Banco de Galicia y Buenos Aires S.A. These were 155,335 ADR with a face value of $ 10 per ADR and 60,925 Class "B" shares with a face value of $ 1 per share of Grupo Financiero Galicia S.A. The incorporation value of the shares added to Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity was the market price thereof as of the date of settlement, which amounted to $ 2,865.

Pursuant to Technical Pronouncement No. 21 of the F.A.C.P.C.E., the Company registered shares owned by Banco de Galicia y Buenos Aires S.A. as shares in its own portfolio, thus recording a reduction of the Company's Shareholders' equity. The deadline for the disposal of said shares was one year as from the addition thereof to the Shareholders' equity of the Company.

Said shares were sold during October 2006. Their realization value amounted to $ 3,471.

Pursuant to the regulations of the C.N.V., the positive result derived from the sale of said shares for $ 606 was recorded under the account "Premium for negotiation of shares in own portfolio".

NOTE 15: SUBSEQUENT EVENTS

a) On July 24, 2007 the Company subscribed an unsecured loan in US Dollars for the amount of US$ 80,000, which was used, net of the cash reserves established by Decree No. 616/05, to pay for the shares of Banco de Galicia y Buenos Aires S.A. From the total loan, US$ 18,000 shall be amortized a year after having been received, and the balance of US$ 62,000 on July 24, 2009. The interest rate is 7.75% for the first year and 3-month Libor plus 3.50% for the second year. Interest shall be paid annually.


b) On July 27, 2007 Grupo Financiero Galicia S.A., exercising its preemptive rights, subscribed 93,604,637 ordinary class "B" shares with a face value of $ 1 (one peso) each and one vote per share of Banco de Galicia y Buenos Aires S.A. On August 2, 2007, such subscription was paid in pursuant to the following breakdown:

     o 58,481,702 shares through the contribution of Negotiable Obligations with a FV of US$ 102,200 issued by Banco de Galicia y Buenos Aires S.A. due on 2014, equivalent to $291,882, and

     o 35,122,935 shares through the contribution in cash of $ 175,299 from the loan mentioned in the above item a).

After this subscription, Grupo Financiero Galicia S.A.'s interest in Banco de Galicia y Buenos Aires S.A. amounted to 94.66%.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE
                  For the six-month period ended June 30, 2007
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE A


                     At                                         Balance
                  beginning                                    at fiscal
 Main account      of year     Increases      Withdrawals      year end
---------------   ----------   ----------   --------------   --------------
Real estate            3,258            -                -            3,258
Furniture
 and facilities          212            -                -              212
Hardware                 235            2                -              237
Software                 404            3                -              407
Totals as
 of 06.30.07           4,109            5                -            4,114
Totals as
 of 12.31.06           4,067           42                -            4,109
                                                 Amortizations
                  ---------------------------------------------------------------------------------                   Net book
                     Accumulated                            For the period           Accumulated                     Value for
                    at beginning                        -----------------------      at the close       Net book      previous
 Main account          of year          Withdrawals       Rate %      Amount          of year            value      fiscal year
---------------   ------------------   --------------   ----------   ----------   ------------------   ----------   ------------
Real estate                      314                -            2           30                  344        2,914          2,944
Furniture
 and facilities                  207                -           20            -                  207            5              5
Hardware                         221                -           20            2                  223           14             14
Software                         339                -           20           12                  351           56             65
Totals as
 of 06.30.07                   1,081                -                        44                1,125        2,989          3,028
Totals as
 of 12.31.06                     982                -                        99                1,081        3,028              -

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES
                               EQUITY INVESTMENTS
                  For the six-month period ended June 30, 2007
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule C

Issuance and characteristics of
        the securities                   class        Face value      Number
-------------------------------     ---------------   ----------  --------------
Current investments (*)
 Negotiable obligations
 (Notes 8 and 10 and
 Schedule G)
                                    ---------------   ----------  --------------
Total
                                    ===============   ==========  ==============
Non-current investments
 Corporations. Section 33
 of Law No.19,550:
 Controlled Companies
 (Notes 8 and 9):
Banco de Galicia y Buenos              Class  "A"          0.001             101
Aires S.A.                          ordinary shares
                                      Class "B"            0.001     438,689,121
                                    ordinary shares
                                                                  --------------
                                                                     438,689,222
                                                                  --------------
Galicia Warrants S.A.               Ordinary shares        0.001         175,000

Galval Agente de Valores
S.A.                                Ordinary shares        0.001      16,874,250
Net Investment S.A.                 Ordinary shares        0.001          10,500

Sudamericana Holding S.A.              Class "A"           0.001          31,302
                                    ordinary shares
                                       Class "B"           0.001          41,735
                                    ordinary shares               --------------
                                                                          73,037
                                    ---------------   ----------  --------------
Subtotal
                                    ---------------   ----------  --------------
Other
Negotiable obligations
(Notes 8 and 10 and
 Schedule G)
                                    ---------------   ----------  --------------
Subtotal
                                    ---------------   ----------  --------------
Total
                                    ===============   ==========  ==============
Issuance and characteristics of       Acquisition                     Equity method  Recorded value   Recorded value
        the securities                   cost         Market price        value      as of 06.30.07   as of 12.31.06
-------------------------------     --------------   ---------------  -------------  --------------   --------------
Current investments (*)
 Negotiable obligations
 (Notes 8 and 10 and                       275,554           300,056              -         300,354          322,817
 Schedule G)
                                    --------------   ---------------  -------------  --------------   --------------
Total                                      275,554           300,056              -         300,354          322,817
                                    ==============   ===============  =============  ==============   ==============
Non-current investments
 Corporations. Section 33
 of Law No.19,550:
 Controlled Companies
 (Notes 8 and 9):

Banco de Galicia y Buenos
Aires S.A.



                                         2,571,573         2,193,446      1,187,693       1,187,693        1,208,450
Galicia Warrants S.A.                       11,829                 -          4,133           4,133            4,393

Galval Agente de Valores
S.A.                                         1,867                 -          2,663           2,663            2,720
Net Investment S.A.                         22,484                 -          1,064           1,064            1,093

Sudamericana Holding S.A.



                                            42,918                 -         49,407          49,407           42,121
                                    --------------   ---------------  -------------  --------------   --------------
Subtotal                                 2,650,671         2,193,446      1,244,960       1,244,960        1,258,777
                                    --------------   ---------------  -------------  --------------   --------------
Other

Negotiable obligations

(Notes 8 and 10 and                          2,553                 -              -           2,544            2,518
 Schedule G)
                                    --------------   ---------------  -------------  --------------   --------------
Subtotal                                     2,553                 -              -           2,544            2,518
                                    --------------   ---------------  -------------  --------------   --------------
Total                                    2,653,224         2,193,446      1,244,960       1,247,504        1,261,295
                                    ==============   ===============  =============  ==============   ==============

(*) Include accrued interest, if applicable.

                                                                INFORMATION ON THE ISSUING COMPANIES
                                  ------------------------------------------------------------------------------------
                                                             Latest financial statements (Note 9).
                                  ------------------------------------------------------------------------------------

Issuance and characteristics of    Principal line of                                                    Shareholders'
       the securities                   business            Date      Capital Stock     Net income         equity
-------------------------------   ---------------------  ----------   -------------   --------------    -------------
Non-current investments
 Corporations. Section  33
 of Law No.19,550:
 Controlled Companies
 (Notes 8 and 9):

Banco de  Galicia  y Buenos       Financial Activities    06.30.07          468,662         (28,523)(2)     1,234,493
Aires S.A.
                                  Issuance of deposit
Galicia Warrants S.A.             certificates and        06.30.07              200              503(2)         4,712
                                  warrants
Galval Agente de Valores          Custody of Securities   06.30.07            1,978(1)          (57)(2)         2,664
 S.A.
Net Investment S.A.               Financial and           06.30.07               12             (34)(2)         1,215
                                  Investment Activities
Sudamericana Holding S.A.         Financial and           03.31.07               83           10,000(3)        56,387
                                  Investment Activities
                                                                INFORMATION ON THE ISSUING COMPANIES
                                  ------------------------------------------------------------------------------------
                                                             Latest financial statements (Note 9).
                                  ------------------------------------------------------------------------------------
                                   Percentage of
                                   equity held in
Issuance and characteristics of     the capital
       the securities                  stock
-------------------------------   ----------------
Non-current investments
 Corporations. Section  33
 of Law No.19,550:
 Controlled Companies
 (Notes 8 and 9):

Banco de  Galicia  y Buenos             93.604638
Aires S.A.

Galicia Warrants S.A.                    87.500000

Galval Agente de Valores                100.000000
 S.A.
Net Investment S.A.                      87.500000

Sudamericana Holding S.A.                87.500899


(1) Equivalent to 16,874 thousand Uruguayan pesos.
(2) For the six-month period ended 06.30.07.
(3) For the nine-month period ended 03.31.07.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                OTHER INVESTMENTS
                  For the six-month period ended June 30, 2007
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE D

     Main account and characteristics            Value recorded at      Value recorded at
                                                     06.30.07              12.31.06
---------------------------------------------   --------------------   --------------------
Current investments (*)
Deposits in special current accounts (Notes 8
  and 10 and Schedule G)                                       4,566                     33
Mutual Funds (Note 8 and Schedule G)                           5,795                  2,484
Time deposits (Note 8 and Schedule G)                              -                 13,079
                                                --------------------   --------------------
Total                                                         10,361                 15,596
                                                ====================   ====================
(*) Include accrued interest, if applicable.

(*) Include accrued interest, if applicable.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     FOREIGN CURRENCY ASSETS AND LIABILITIES
                  For the six-month period ended June 30, 2007
                        presented in comparative format.
             (figures stated in thousands of pesos and U.S. dollars)

                                                                      SCHEDULE G

                                                                                 Amount in
                                                                                 Argentine
                                            Amount and type of                 currency as of
Captions                                    foreign currency     Quotation        06.30.07
---------------------------------------    -------------------   ----------   ---------------
Assets
Current assets
Cash and due from banks
- Cash                                      US$           0.16        3.053                 1
Investments
 - Deposits in special current accounts     US$       1,495.56        3.053             4,566
 - Mutual Funds                             US$       1,766.92        3.053             5,394
 - Time deposits                            US$              -        3.053                 -
 - Negotiable obligations                   US$         225.56        3.053               689
 - Negotiable obligations (*)               US$      97,706.27        3.067           299,665
Other receivables
 - Promissory notes receivable              US$              -        3.053                 -
                                                                              ---------------
Total Current Assets                                                                  310,315
                                                                              ---------------
Non-current assets
Other receivables
 - Sundry debtors                           US$         617.31        3.053             1,885
 - Promissory notes receivable              US$      13,760.84        3.053            42,012
Investments
 - Negotiable obligations                   US$         833.30        3.053             2,544
 - Equity investments                       US$         872.40        3.053             2,663
                                                                              ---------------
Total Current Assets                                                                   49,104
                                                                              ---------------
Total Assets                                                                          359,419
                                                                              ===============
Liabilities
Current liabilities
Other liabilities
 - Sundry creditors                         US$          26,07        3.093                81
 - Provision for expenses                   US$         287,59        3.093               890
                                                                              ---------------
Total Current Liabilities                                                                 971
                                                                              ---------------
Total Liabilities                                                                         971
                                                                   Amount in
                                                                   Argentine
                                            Amount and type of    currency as
Captions                                    foreign currency      of 12.31.06
---------------------------------------    -------------------   -------------
Assets
Current assets
Cash and due from banks
- Cash                                     US$           12.85              39
Investments
 - Deposits in special current accounts    US$            9.75              29
 - Mutual Funds                            US$            1.30               4
 - Time deposits                           US$        4,327.98          13,079
 - Negotiable obligations                  US$        5,140.30          15,534
 - Negotiable obligations (*)              US$      101,682.00         307,283
Other receivables
 - Promissory notes receivable             US$        4,753.42          14,365
                                                                 -------------
Total Current Assets                                                   350,333
                                                                 -------------
Non-current assets
Other receivables
 - Sundry debtors                          US$          617.31           1,866
 - Promissory notes receivable             US$               -               -
Investments
 - Negotiable obligations                  US$          833.30           2,518
 - Equity investments                      US$          900.30           2,720
                                                                 -------------
Total Current Assets                                                     7,104
                                                                 -------------
Total Assets                                                           357,437
                                                                 =============
Liabilities
Current liabilities
Other liabilities
 - Sundry creditors                        US$            0.52               2
 - Provision for expenses                  US$          256.06             784
                                                                   -----------
Total Current Liabilities                                                  786
                                                                   -----------
Total Liabilities                                                          786


(*) Simple negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. due in 2014. As of 06.30.07, the rate of exchange used is the one established by the Ordinary and Extraordinary Shareholders' Meeting held on 10.11.2006. See
Note 23 to the consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       INFORMATION REQUIRED BY SECTION 64, SUBSECTION b) OF LAW NO. 19,550
                  For the six-month period ended June 30, 2007
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE H

                 Captions                     Total as of     Administrative    Total as of
                                                06.30.07         Expenses         06.30.06
-------------------------------------------   ------------   ----------------   ------------
Salaries and social security contributions             918                918            735
Bonuses                                                 74                 74              4
Entertainment, travel, and per diem                     14                 14             52
Services to the staff                                   30                 30             20
Training expenses                                        1                  1             35
Retirement insurance                                   345                345            287
Directors' and Syndics' fees                           552                552            267
Fees for services                                    1,005              1,005            671
Taxes                                                2,282              2,282          2,373
Security services                                        2                  2            -
Insurance                                              171                171            203
Stationery and office supplies                          19                 19             14
Electricity and communications                          35                 35             33
Maintenance expenses                                     7                  7            -
Depreciation of bank premises and equipment             44                 44             52
Amortization of intangible assets                        -                  -          1,086
Bank charges (*)                                        16                 16              8
Condominium Expenses                                    15                 15             14
General expenses (*)                                   323                323            267
Vehicle expenses                                        42                 42              -
Leasing of brand (*)                                    31                 31             29
                                              ------------   ----------------   ------------
Totals                                               5,926              5,926          6,150
                                              ============   ================   ============

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 10 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS
                       For the six-month period commenced
    January 1, 2007 and ended June 30, 2007, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
          None .

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
          a) Receivables: See Note 8 to the financial statements.
          b) Debts: See Note 8 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
          a) Receivables: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.
          b) Debts: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19,550
          See Note 9 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
          As of June 30, 2007 and December 31, 2006 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES
          As of June 30, 2007 and December 31, 2006, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES
          See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:   Bank premises and equipment
          See Schedule A to the financial statements.

          a)   Bank premises and equipment that have been technically appraised:
               As of June 30, 2007 and December 31, 2006, the Company did not have any bank premises and equipment that have been technically appraised. b) Bank premises and equipment not used because they are obsolete: As of June 30, 2007 and December 31, 2006, the Company did not have any obsolete bank premises and equipment which have a book value.

NOTE 10:  EQUITY INVESTMENTS
          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES
          As of June 30, 2007 and December 31, 2006, the criterion followed by the Company for determining the recoverable value of its bank premises and equipment consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 12:  INSURANCE
          As of June 30, 2007 and December 31, 2006, the breakdown of insurance policies taken out by the Company for its bank premises and equipment was as follows:

                                                                 Book Value      Book Value
                                                  Insured          as of           as of
      Insured assets         Risks covered         amount         06.30.07         12.31.06
------------------------   ------------------   -----------   ---------------   --------------
     Office Assets         Fire, thunderbolt,
                           and/or explosion             200                 5                5


NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders' equity:
          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of June 30, 2007 and December 31, 2006 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
          a) Status of capitalization arrangements: As of June 30, 2007 and December 31, 2006, there were no irrevocable contributions towards future share subscriptions.
          b) Cumulative unpaid dividends on preferred shares: As of June 30, 2007 and December 31, 2006, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
          See Note 11 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS
               For the six-month period commenced January 1, 2007
            and ended June 30, 2007, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS:
a) Receivables:
1) See Note 8 to the financial statements.
2) See Notes 3 and 8 to the financial statements.
3) As of June 30, 2007 and December 31, 2006, the Company had not set up any allowances or provisions.

b) Inventories:
As of June 30, 2007 and December 31, 2006, the Company did not have any inventories.

B. NON-CURRENT ASSETS:
a) Receivables:
As of June 30, 2007 and December 31, 2006, the Company had not set up any allowances or provisions.

b) Inventories:
As of June 30, 2007 and December 31, 2006, the Company did not have any inventories.

c) Investments:
See Note 9 and Schedule C to the financial statements.

d) Bank premises and equipment:
1) As of June 30, 2007 and December 31, 2006, the Company did not have any bank premises and equipment that have been technically appraised.
2) As of June 30, 2007 and December 31, 2006, the Company did not have any obsolete bank premises and equipment which have a book value.

e) Intangible assets:
1) As of June 30, 2007 and December 31, 2006, the Company did not have any intangible assets.
2) As of June 30, 2007 and December 31, 2006, there were no deferred charges.

C. CURRENT LIABILITIES:
a) Receivables:
1) See Note 8 to the financial statements.
See Notes 4, 5, 6 and 8 to the financial statements.

D. ALLOWANCES AND PROVISIONS:
As of June 30, 2007 and December 31, 2006, the Company had not recorded any allowances or provisions.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES:
See Note 1.b. and Schedule G to the financial statements.

F. SHAREHOLDERS' EQUITY:
1) As of June 30, 2007 and December 31, 2006, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
2) As of June 30, 2007 and December 31, 2006, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS (continued)
                     (figures stated in thousands of pesos)

G. MISCELLANEOUS:

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

2) See Notes 8 and 10 to the financial statements.

3) As of June 30, 2007 and December 31, 2006 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 8 and 10 to the financial statements.

5) As of June 30, 2007 and December 31, 2006, the breakdown of insurance policies taken out by the Company for its bank premises and equipment was as follows:

                                                                 Book Value      Book Value
                                                  Insured          as of           as of
      Insured assets         Risks covered         amount         06.30.07         12.31.06
------------------------   ------------------   -----------   ---------------   --------------
     Office Assets         Fire, thunderbolt,
                           and/or explosion             200                 5                5

6) As of June 30, 2007 and December 31, 2006, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of June 30, 2007 and December 31, 2006, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, August 08, 2007

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                 INFORMATIVE REVIEW AS OF JUNE 30, 2007 AND 2006
             (figures stated in thousands of pesos and U.S. dollars)

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the six months ended June 30, 2007 resulted in a loss of $ 5,535. This loss has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries and of the financial income and by holdings, net of the impact of income tax.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting was held, resolving to restore the Legal Reserve that had been used to absorb negative retained earnings of fiscal year ended December 31, 2004, according to what was determined on April 28, 2005 by the Ordinary and Extraordinary Shareholders' Meeting, to create the Legal Reserve for the fiscal year complying with applicable regulations and, with the remnants, to create a Discretionary Reserve with the purpose of affording future needs and enterprises of the Company and its controlled companies.

The Ordinary Shareholders' Meeting was held on October 11, 2006, which decided that Grupo Financiero Galicia S.A., in Banco de Galicia y Buenos Aires S.A., voted for the approval of the proposals submitted by the Bank's Board of Directors in regard to a capital increase and stock issuance. (See Note 23 to the consolidated financial statements).

As of the date these financial statements are issued, Grupo Financiero Galicia S.A. subscribed and paid in 93,604,637 class "B" shares with a face value of $ 1 (one peso) of Banco de Galicia y Buenos Aires S.A.

Payment of shares was made in cash for $175,299 and negotiable obligations from Banco de Galicia y Buenos Aires due in 2014, with a face value of US$ 102,200.

On April 26, 2007, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to absorb the loss accounted for in the Retained Earnings account of fiscal year ended on December 31, 2006 through the partial use of the Discretionary Reserve.

On July 24, 2007 Grupo Financiero Galicia S.A. subscribed an unsecured loan in US Dollars for the amount of US$ 80,000, which use, net of the cash reserves established by Decree No. 616/2005, was for paying for the shares of Banco de Galicia y Buenos Aires S.A. (See Note 15 to the financial statements).

Regarding Banco Galicia Uruguay S.A., it is worth noting that the company has created a "Negotiable Obligations Issuance Program" in order to convert privately issued Negotiable Obligations due in 2011 into public Negotiable Obligations and, also, to offer holders of "transferable book-entry time-deposit certificates" the possibility to exchange said certificates for the abovementioned Negotiable Obligations. On October 17, 2006, Series I of said program was issued. Grupo Financiero Galicia S.A. subscribed said exchange for a face value of US$ 1,042.

KEY BALANCE SHEET FIGURES

                            06.30.07       06.30.06       06.30.05       06.30.04       06.30.03
                                $              $              $              $              $
                          ------------   ------------   ------------   ------------   ------------
Assets
Current assets                 312,515        321,597         26,832         30,906         28,571
Non-current assets           1,297,621      1,349,049      1,558,720      1,607,752      1,553,214
                          ------------   ------------   ------------   ------------   ------------
Total Assets                 1,610,136      1,670,646      1,585,552      1,638,658      1,581,785
                          ------------   ------------   ------------   ------------   ------------
Liabilities
Current liabilities              7,192          3,722         12,803          4,339            843
Non-current liabilities             11              6              6         45,794         43,213
Total Liabilities                7,203          3,728         12,809         50,133         44,056
                          ------------   ------------   ------------   ------------   ------------
Shareholders' equity         1,602,933      1,666,918      1,572,743      1,588,525      1,537,729
                          ------------   ------------   ------------   ------------   ------------

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           INFORMATIVE REVIEW AS OF JUNE 30, 2007 AND 2006 (continued)
                     (figures stated in thousands of pesos)

                            06.30.07       06.30.06       06.30.05       06.30.04       06.30.03
                                $              $              $              $              $
                          ------------   ------------   ------------   ------------   ------------
Total                        1,610,136      1,670,646      1,585,552      1,638,658      1,581,785
                          ============   ============   ============   ============   ============

KEY INCOME STATEMENT FIGURES

                               06.30.07      06.30.06      06.30.05      06.30.04      06.30.03
                              ----------    ----------    ----------    ----------    ----------
Ordinary operating result         (8,613)      (12,174)      150,933       (41,308)      (36,899)
Financial results                  7,586        82,642        (4,139)        5,241       (27,839)
Other income and expenses            558         1,503      (133,454)          545         6,931
                              ----------    ----------    ----------    ----------    ----------
Ordinary net (loss)/ income         (469)       71,971        13,340       (35,522)      (57,807)
Income tax                        (5,066)      (31,829)       39,865        (5,388)          (17)
                              ----------    ----------    ----------    ----------    ----------
Net income/(loss)                 (5,535)       40,142        53,205       (40,910)      (57,824)
                              ==========    ==========    ==========    ==========    ==========

RATIOS

                               06.30.07     06.30.06     06.30.05     06.30.04     06.30.03
                              ----------   ----------   ----------   ----------   ----------
Liquidity                       43.45314     86.40435      2.09575      7.12283     33.89205
Credit standing                222.56789    447.13466    122.78421     31.68621     34.90396
Capital assets                   0.80590      0.80750      0.98307      0.98113      0.98193

The individual financial statements have been considered in order to disclose the key Balance Sheet figures and key Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

EQUITY INVESTMENTS IN OTHER COMPANIES

o    Banco de Galicia y Buenos Aires S.A.
     See the above-mentioned Note 16 to the consolidated financial statements.

o    Net Investment S.A.

     In July 2006, the Board of Directors of Net Investment S.A., together with the Board of Directors of its controlled companies, B2Agro S.A. and Tradecom Argentina S.A., decided to merge the companies in order to reduce administrative and managing costs, which will improve as a result of the legal unification.

     On August 14, 2006 the Extraordinary Shareholders' Meetings of the above-mentioned companies approved the merger, being Net Investment S.A the absorbing company that purchased the whole of B2Agro S.A. and Tradecom Argentina S.A's equity. These two Companies were dissolved without liquidation.

     On December 6, 2006, the paperwork related to the above-mentioned merger were submitted before the Board of Legal Entities, as well as those related to the liquidation of B2Agro S.A and Tradecom Argentina S.A. and those necessary to change the corporate purpose of Net Investment S.A. All of them were recorded on February 1, 2007. Net Investment S.A. is now a company which corporate purpose is to develop and operate electronic businesses through the Internet.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

     In line with the business policy developed during fiscal year 2006, during the first six months of 2007, Net Investment S.A. continued the improvement of the tools used by its customers as well as the development of new products such as Galicia Compras II and the implementation of new solutions, such as the "electronic delivery note" (remito electronico), among others.

     Sales recorded for the first six months of fiscal year 2007 are correlative to those figures budgeted for the current fiscal year.

     Future prospects are directly related to the opening of companies towards the automation of their circuits and the constant research carried out by Net Investment about each company's particular needs in order to meet the increasing demand of automation of the administrative and purchasing circuits.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           INFORMATIVE REVIEW AS OF JUNE 30, 2007 AND 2006 (continued)
             (figures stated in thousands of pesos and U.S. dollars)

o    Sudamericana Holding S.A.
     Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

     Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the six-month period commenced on January 1, 2007 and ended June 30, 2007, amounted to $ 53,576. As of June 30, 2007, these companies had approximately 2.6 million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for the second quarter of 2007 exceeded that for the same period of the previous year by 107%.

o    Galicia Warrants S.A.
     Galicia Warrants S.A. was founded in 1993 and its main purpose has been to provide solutions to short- and mid-term financing and inventory control by means of the issuance of deposit certificates and warrants, pursuant to Law 9,643, which governs such activity as well as the storage of merchandise in general. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has one office in the city of Tucuman and another in the city of San Salvador, province of Entre Rios, which are used to expand its presence in other sectors of the country and to better serve the different markets.

     As of June 30, 2007, the certificates of deposit and warrants issued on third-parties' merchandise amounted to $ 92,300 for the first six months of the fiscal year, regarding merchandise belonging to third parties that are throughout the country and include different products.

     The Shareholders' Meeting held on April 25, 2007 decided to distribute dividends in cash for $ 800.

     Galicia Warrants has increased the storage of merchandise in general thanks to the increasing level of industrial activity, meeting through its services the higher demand of customers generated by higher production volumes and a more active demand from local and foreign markets. We believe this tendency will continue during this fiscal year, and therefore we plan to incorporate more resources and new technologies that will be in line with such growth.

o    Galval Agente de Valores S.A.

     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

     As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of June 30, 2007 it holds customers' securities in custody for US$ 173,458, of which US$ 111,134 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.
     As of June 30, 2007, Galval Agente de Valores S.A. had recorded income for US$ 212, with a recorded net loss of US$ 28.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           INFORMATIVE REVIEW AS OF JUNE 30, 2007 AND 2006 (continued)
             (figures stated in thousands of pesos and U.S. dollars)

     We believe that, during fiscal year 2007, the total number of opened accounts and the balance of the deposits held in custody shall experience a substantial increase and that income from services in connection with commissions from custody maintenance and securities trading operations shall increase to the same extent.

The Company's outlook for the current fiscal year is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, August 08, 2007

REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors and Shareholders of
GRUPO FINANCIERO GALICIA S.A.

Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of June 30, 2007, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the six-month period then ended, as well as supplementary Notes 1 to 15, Schedules A, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the six-month period ended June 30, 2007, with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on August 8, 2007, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2007 contain the information required by Section 68 of the Buenos Aires Stock Exchange regulations, Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550, which we deemed necessary according to the circumstances.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements as of June 30, 2007 and the consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the six-month period ended June 30, 2007, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, August 08, 2007

                                                  Supervisory Syndics' Committee

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2007, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the six-month periods ended June 30, 2007 and 2006, as well as supplementary Notes 1 to 15 and Schedules A, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of June 30, 2007, and the consolidated income statements and consolidated statements of cash flows for the six-month periods ended June 30, 2007 and 2006, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the City of Buenos Aires.

4. On February 14, 2007 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2006 and 2005 with an unqualified opinion, without qualifications regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above. Also, our report on the Financial Statements as of June 30, 2006 included, apart from the abovementioned departure, a qualification related to the uncertainty on the final settlement of the Hedge Bond by the Argentine Central Bank which, as stated in Note 16.3 to the consolidated financial statements, has been solved as of the date of this report.

5. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2006 and 2005 mentioned in item 4, we express the following:

     a) the financial statements of Grupo Financiero Galicia S.A. as of June 30, 2007 and 2006 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with accounting standards applicable in the City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

      b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from the financial statements of Grupo Financiero Galicia S.A. as of December 31, 2006.

6.    As called for by the regulations in force, we report that:

      a) the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions based on which they were authorized by the National Securities Commission.

     c) we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of June 30, 2007 and 2006, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) as of June 30, 2007, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records, amounted to $ 42,905.95, which was not yet due at that date.

Autonomous City of Buenos Aires, August 08, 2007

                                                   PRICE WATERHOUSE & CO. S.R.L.